

INTERIM REPORT 2008

C.P. POKPHAND CO. LTD.

CONTENTS

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

During the period under review, C.P. Pokphand Co. Ltd. (the "Company") and its subsidiaries (the "Group") reorganized its businesses, streamlining its operations. The Group announced plans to sell its stake in the agribusiness, including feed, breeding and rearing, and food integration operations, for a consideration of US$102,800,000 (approximately HK$801,840,000) while retaining its Chlortetracycline ("CTC") and industrial businesses. The sale of these businesses has been approved by the independent shareholders of the Company on 19th June, 2008 and all of the conditions governing such agreement have already been met with the deal being finalized on 22nd August, 2008.

For the six-month period ended 30th June, 2008, the Group posted a profit attributable to equity holders of US$23,300,000 (2007: Loss attributable to equity holders of US$11,300,000). Compared with the same period last year, turnover derived from continuing businesses climbed 13.2% to US$35,700,000 while profit recorded a turnaround of US$7,700,000 from last year's loss of US$2,400,000. Basic earnings per share derived from continuing operations were 0.263 US cent versus last year's loss of 0.224 US cent.

In the first half of 2008, the business environment in China was plagued by both natural disasters and economic challenges. With heavy snow storms and a disastrous earthquake on one hand, and an increasing yuan on the other hand, businesses have been wrestling with exchange rate risks along with an upsurge in production costs resulting from unprecedented increases in raw material prices. To deal with all of these challenges, the Group needed to introduce more flexibility into its operational strategies. The performance of the Group's continuing businesses during the period are as follows:

CTC

Currently, the Group is the largest producer of CTC in China. For the six-month period ended 30th June, 2008, the Group's CTC business showed steady growth, with turnover increased 13.2% to US$35,700,000, as compared with the same period last year. Feed-grade CTC ("FG CTC") and Hydrochloride CTC ("HCL CTC") accounted for approximately 75.6% and 24.4% respectively, of the total turnover.

CTC's Turnover Distribution


HCL CTC (Overseas): 23.0%
HCL CTC (Domestic): 1.4%
FG CTC (Domestic): 27.8%
FG CTC (Overseas): 47.8%

CTC (Continued)

While demand for CTC was relatively stable in the market in the first half of 2008, exchange rate threats were nevertheless growing among industrial players. After the introduction of currency reform in China in July 2005, the yuan has had a 20 percent cumulative gain over the US dollar. Even in the first half of this year, it has risen 6 percent against the US dollar. Thus, the Group has adopted a more flexible approach to deploy its resources, multiplying its sales effort in the domestic market. For the period under review, domestic sales of CTC products rose 3,000 tons to 7,600 tons, which accounted for 35.9% of the Group's CTC sales volume. On the export front, export sales volume decreased by 3.6% to 13,600 tons as a few countries imposed restrictions on the use of FG CTC.

The Group's CTC products include FG CTC and the more purified HCL CTC. During the period under review, sales volume of FG CTC reached 20,800 tons, an increase of 2,600 tons or 14.4%, while sales volume of HCL CTC dropped by 6.9% to 400 tons amid export price increases to offset the yuan appreciation.

Earlier this year, extensive areas of China had been affected by heavy snow storms which resulted in the interruption of the Group's production by the disruption of electricity supplies to its factories. Our production costs also increased because of surging commodity prices. Accordingly, gross profit of the Group's CTC business decreased by 45.3% to US$4,700,000, as compared with the same period last year.

During the period under review, the Group's new HCL CTC factory in Putan was awarded the Certificate of Suitability (COS) from the European Pharmacopoeia Commission, and has also met the standards of the European Good Manufacturing Practice (GMP).

Industrial Business

The Group's industrial businesses include production and sales of motorcycles, Caterpillar machinery sales, and production and sales of carburetors and automobile accessories through its jointly-controlled entities. In the six months ended 30th June, 2008, a total of US$5,100,000 in the Group's profit was contributed by the industrial businesses, up 191.7% as compared with the same period last year.

Motorcycle

Luoyang Northern Ek Chor Motorcycle Company Limited ("Northern Ek Chor"), a flagship company of the Group, produces and sells motorcycles under the brand name 'Dayang' and is famous for producing cub-type motorcycles. Its product types also include scooter and standard, with power engines ranging from 48 cubic centimetres ("cc") to 200cc. The 'Dayang' brand is well known in China and continues to win the support of its customers. According to the China Association of Automobile Manufacturers, as of July 2008, our 'Dayang' brand motorcycle was ranked no. 6 in China by unit sales (including those motorcycles manufactured with the 'Dayang' patent rights). Moreover, the brand value of 'Dayang' is among China's top 500, according to the report '2008 China's 500 Most Valuable Brands'.

According to the China Association of Automobile Manufacturers, the year-on-year growth rate for China's sales of motorcycles in the first half of 2008 was 13.3% by quantity sales while export sales 32.1%. Meanwhile, Northern Ek Chor also registered a modest sales growth in its motorcycles as well as its engines.

During the period under review, Northern Ek Chor sold 297,100 units of motorcycles, up 20.3%, among which cub, scooter and standard accounted for 75.6%, 16.8% and 7.6%, respectively, of the total sales units; all three product types recorded upward trends in sales units with domestic sales registering a year-on-year increase of 18.1% to 245,500 units. Meanwhile, Northern Ek Chor has also put heavy focus on expanding its overseas market; in addition to boosting its already existing markets in South-east Asia and Greece, it is continuing its efforts in exploring other new potentially rich emerging markets, such as Africa and Brazil. During the period under review, Northern Ek Chor's export sales reached 51,600 units, up 31.7%, as compared with the same period last year.

Sales Quantity of Motorcycles


'000 Units
300
250
200
150
100
50
0
Domestic
Overseas
207.9
39.2
245.5
51.6
1H 2007
1H 2008

Motorcycle (Continued)

Sales Quantity by Type


Standard;
7.6%
Scooter;
16.8%
Cub;
75.6%

Additionally, Northern Ek Chor also manufactures engines for motorcycles and tricycles, with sales primarily targeted to the domestic market. In the first half of 2008, its engines sales totaled 96,700 units, a surge of 74.2% compared with the same period last year.

In 2008, Northern Ek Chor continues its competitive edge in the realm of its cub production; in addition, it has been enhancing and upgrading its lines of scooters and standard motorcycles, seizing readily any business opportunities brought by market changes. During the period under review, Northern Ek Chor launched a new 110cc standard motorcycle, DY110-26, further enhancing the available selection of 'Dayang' standard motorcycles. Northern EK Chor has also successfully launched its new 48cc scooter motorcycle, DY48QT-3, to fulfill other needs in the market, as production technology for electric bicycles in China is still inadequate. With an aim to boost the motorcycle annual production capacity, Northern Ek Chor has begun expanding its factory which is expected to be completed in 2009.

Caterpillar Machinery Dealership

ECI Metro Investment Co., Ltd. ("ECI Metro") provides sales, leasing and repair services for Caterpillar in its construction and mining equipment in the Western region of China. During the period under review, ECI Metro recorded prominent growth in its business amid a big earthquake in Sichuan in mid May; it sold a total of 851 units of machinery equipment, an increase of 69.9% from 501 units compared with the same period last year. Overall, robust sales have been reported, especially in its major sales provinces such as Yunnan, Sichuan and Ningxia, with reported growth of 67.3%, 47.6% and 69.9% respectively, as compared with the same period a year ago.

Sales Quantity of Machinery Equipment



Units
800
600
400
200
0
Excavators
SEM Wheel Loaders
Others
435
19
47
651
140
60
1H 2007
1H 2008

ECI Metro principally deals in the sales of excavators. According to the excavator branch of the China Construction Machinery Association, during the first half year of 2008, China's excavator industry experienced vigorous growth, with sales reaching approximately 52,000 units, a year-on-year increase of 24.5%. Sales of ECI Metro's excavators grew even stronger, up 49.7% to 651 units. Apart from excavators, ECI Metro has commenced sales of wheel loaders manufactured by Shandong SEM Machinery (wholly-owned by Caterpillar effective February 2008) and recorded sales of 140 units, an increase of 6.4 times from the same period last year which had sales of 19 units.

As market demand for quality machinery grows, ECI Metro, with full support from Caterpillar, is introducing to the market different kinds of construction machinery to satisfy its needs. During the review period, ECI Metro also won the business contract for the marine engines in Chongqing, fueling its power engine sales to 88 units, as compared with 68 units recorded in the same period last year.

Carburetors and Automobile Accessories
Zhanjiang Deni Carburetor Co., Ltd. ("Zhanjiang Deni")'s major carburetor product is motorcycle carburetor. Compared with the same period last year, 3,630,000 units of motorcycle carburetors were sold, an increase of 6.0%, representing 97.6% of the total carburetor sales. Guangdong and Chongqing, China's key motorcycle production centers, are also Zhanjiang Deni's major sales areas, which accounted for approximately 78.7% of its sales. Gross profit margin for carburetor products edged up from 7.5% to 14.2%, benefiting from effective cost control.

Turnover Distribution


Others; 1.2%
Automobile Accessories; 34.7%
Other Carburetors; 2.3%
Motorcycle Carburetors; 61.8%

According to the China Association of Automobile Manufacturers, China produced 5,199,600 units of automobiles in the first half of the year, up 16.7%. Riding on the solid demand for automobiles in China, Zhanjiang Deni's automobile accessories business also recorded strong growth during the same period. 1,100 tons of automobile accessories were registered, up 67.9% compared with the same period last year. In the first half of 2008, gross profit margin of Zhanjiang Deni's automobile accessory products remained at a robust level of 34.4%, compared with 33.1% in the same period last year.

Prospects
On the CTC business front, the Group will continue to stay in tune with the local and overseas market and become more flexible in its operational approach so as to adapt to the changing needs for CTC products, in addition to the exchange rate movements on Renminbi ("RMB").

On the industrial business front, the Group will continue to expand its 'Dayang' brand motorcycle sales networks in China, boosting its export markets, and at the same time developing new products for the purpose of product complementation and quality upgrade. The Group will also continue to collaborate with Caterpillar on new projects, including the redevelopment projects in Sichuan's earthquake relief effort. To keep up with China's growing motorcycle and automobile industries, the Group will also expand its automobile accessory production.

LIQUIDITY AND FINANCIAL RESOURCES

As at 30th June, 2008, the Group had total assets of US$1,139.0 million, increased by 7.3% as compared with US$1,061.6 million as at 31st December, 2007.

Total debt and debt to equity ratio (debt to equity ratio is calculated by dividing the total borrowings by total equity) were US$126.6 million and 86.6% respectively, as compared to US$557.7 million and 492.6% as at 31st December, 2007. Significant improvement in gearing position was resulted from the disposal of the agro subsidiaries.

Most of the borrowings by the Group are in U.S. dollars and RMB, and the interest rates ranged from 2.7% to 9.8% per annum.

The Group had not engaged in any derivative for hedging against both the interest and exchange rate.

All sales in the PRC are transacted in RMB, and export sales are transacted in foreign currencies. Foreign currencies are required for purchase of imported raw materials, parts and components, and the Group keeps necessary foreign currencies to meet its operational needs. The Directors consider the appreciation of RMB during the period had no material impact on the Group's business.

CAPITAL STRUCTURE

The Group finances its working capital requirements through a combination of funds generated from operations, short term and long term bank loans. The Group had cash and cash equivalents of US$2.7 million as at 30th June, 2008 (31st December, 2007: US$82.9 million), a decrease of US$80.2 million in which approximately US$74.4 million represented the cash and cash equivalents of the agro subsidiaries.

CHARGES ON GROUP ASSETS

As at 30th June, 2008, out of the total borrowings of US$126.6 million (31st December, 2007: US$557.7 million) obtained by the Group, only US$6.8 million (31st December, 2007: US$188.3 million) were secured and accounted for 5.4% (31st December, 2007: 33.8%) of the total. Certain of the Group's property, plant and equipment, lease prepayments and fixed deposits with an aggregate value of US$16.6 million (31st December, 2007: US$245.0 million) have been pledged as securities for various short and long term bank loans.

CONTINGENT LIABILITIES

As at 30th June, 2008, the guarantees provided by the Group were US$19.0 million (31st December, 2007: US$27.8 million).

MATERIAL DISPOSAL OF SUBSIDIARIES

On 18th April, 2008, the Company entered into a disposal agreement with CP China Investment Limited (the "Purchaser"), a connected person of the Company, for the disposal of its entire interest in Chia Tai (China) Agro-Industrial Ltd. ("CT Agro"), 正大（中國）投資有限公司 (Chia Tai (China) Investment Co., Ltd.), Wide Master Investment Limited and C.T. Progressive (Investment) Ltd. (collectively the "Relevant Companies") and the aggregate amount advanced by the Company to CT Agro of US$119,656,000 to the Purchaser for a cash consideration of US$102,800,000 (the "Disposal"). The Relevant Companies and their respective subsidiaries, jointly-controlled entities and associated company are principally engaged in agribusiness. The Disposal was duly approved by the independent shareholders of the Company at the special general meeting held on 19th June, 2008 and completion has taken place on 22nd August, 2008. Details of the Disposal are set out in the circular of the Company dated 27th May, 2008.

EMPLOYEE AND REMUNERATION POLICIES

As at 30th June, 2008, the Group employed around 6,900 staff (including 5,800 staff from the jointly-controlled entities) in China and Hong Kong. The Group remunerates its employees based on their performance, experience and prevailing market rate while performance bonuses are granted on a discretionary basis. Other employee benefits include insurance and medical coverage, subsidized training programme as well as share option scheme.

UNAUDITED CONSOLIDATED RESULTS

The board (the "Board") of directors of the Company (the "Directors") announces the unaudited consolidated results of the Group for the six months ended 30th June, 2008 together with the comparative figures for the corresponding period in 2007 and (for the information purpose) the audited comparative figures for the year ended 31st December, 2007, as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended 30th June, 2008 US$'000 (Unaudited)	Six months ended 30th June, 2007 US$'000 (Unaudited) (As restated)	Year ended 31st December, 2007 US$'000 (Audited) (As restated)
Continuing operations				
Revenue	2	**35,681**	31,526	66,918
Cost of sales		**(30,992)**	(22,946)	(51,619)
Gross profit		**4,689**	8,580	15,299
Selling and distribution costs		**(1,790)**	(1,433)	(3,149)
General and administrative expenses		**(7,422)**	(6,931)	(17,543)
Other income	3	**10,502**	146	821
Other losses	4	**(637)**	–	–
Finance costs		**(4,584)**	(5,653)	(11,340)
Share of profits and losses of jointly-controlled entities		**7,058**	3,489	7,992
Profit/(loss) before tax	5	**7,816**	(1,802)	(7,920)
Tax	6	**(122)**	(623)	(934)
Profit/(loss) for the period from continuing operations		**7,694**	(2,425)	(8,854)
Discontinued operations	7			
Profit/(loss) for the period from discontinued operations		**15,569**	(7,943)	13,011
Profit/(loss) for the period		**23,263**	(10,368)	4,157
Attributable to:				
Equity holders of the Company		**23,327**	(11,342)	2,918
Minority interests		**(64)**	974	1,239
		23,263	(10,368)	4,157
Earnings/(loss) per share attributable to ordinary equity holders of the Company:	8	***US cent***	*US cent*	*US cent*
From continuing operations				
Basic		**0.263**	(0.224)	(0.334)
Diluted		**0.260**	N/A	N/A
From discontinued operations				
Basic		**0.544**	(0.168)	0.435
Diluted		**0.537**	N/A	N/A

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Notes	**Six months ended 30th June, 2008** *US$'000* **(Unaudited)**	2007 *US$'000* (Unaudited)	Year ended 31st December, 2007 *US$'000* (Audited)
Surplus on revaluation		**6,458**	–	4,513
Fair value changes in available-for-sale financial assets		–	–	75
Exchange differences on translation of foreign currency financial statements and exchange realignment	*14*	**8,055**	2,354	5,571
Net gains not recognized in the income statement		**14,513**	2,354	10,159
Capital contribution by minority interests		–	–	3,678
Release of reserves upon deregistration of a subsidiary	*14*	–	(30)	–
Acquisition of additional interests in a subsidiary	*14*	–	(234)	–
Dividends paid to minority interests	*14*	**(4,862)**	(5,059)	(6,302)
Net profit/(loss) for the period/year	*14*	**23,263**	(10,368)	4,157
Total changes in equity		**32,914**	(13,337)	11,692

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	30th June, 2008 US$'000 (Unaudited)	31st December, 2007 US$'000 (Audited)
Non-current assets			
Property, plant and equipment	9	**64,403**	430,167
Investment properties		**–**	6,711
Land lease prepayments		**1,635**	50,558
Non-current livestock		**–**	23,092
Interests in jointly-controlled entities		**68,076**	52,166
Interests in associates		**–**	27,642
Available-for-sale investments		**–**	1,238
Goodwill		**–**	2,928
Deferred tax assets		**–**	106
Total non-current assets		**134,114**	594,608
Current assets			
Assets classified as held for sale	10	**963,084**	–
Current livestock		**–**	34,334
Inventories		**11,757**	248,601
Accounts receivables, other receivables and deposits	11	**26,381**	74,520
Bills receivable		**–**	9,705
Tax recoverable		**–**	47
Due from minority shareholders		**833**	2,653
Due from related companies		**133**	10,038
Pledged deposits		**–**	4,200
Cash and cash equivalents		**2,718**	82,852
Total current assets		**1,004,906**	466,950

CONDENSED CONSOLIDATED BALANCE SHEET *(CONTINUED)*

	Notes	30th June, 2008 US$'000 (Unaudited)	31st December, 2007 US$'000 (Audited)
Current liabilities			
Liabilities classified as held for sale	10	**836,281**	–
Accounts payable, other payables and accrued expenses	12	**26,738**	335,723
Bills payable		–	23,032
Tax payable		**2,430**	5,323
Provisions for staff bonuses and welfare benefits		**316**	8,892
Due to related companies		–	10,898
Due to minority shareholders		**575**	6,834
Interest-bearing bank and other loans		**35,914**	432,077
Total current liabilities		**902,254**	822,779
Net current assets/(liabilities)		**102,652**	(355,829)
Total assets less current liabilities		**236,766**	238,779
Non-current liabilities			
Interest-bearing bank and other loans		**(90,650)**	(125,577)
Net assets		**146,116**	113,202
Equity			
Equity attributable to equity holders of the parent			
Issued capital	13	**28,898**	28,898
Share premium account	14	**73,897**	73,897
Reserves	14	**(722)**	(37,667)
		102,073	65,128
Minority interests	14	**44,043**	48,074
Total equity		**146,116**	113,202

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 30th June,		Year ended 31st December,
	2008	2007	2007
	US$'000	*US$'000*	*US$'000*
	(Unaudited)	(Unaudited)	(Audited)
Net cash inflow from operating activities before tax paid	**45,292**	65,421	104,900
Interest paid	**(15,338)**	(18,396)	(40,137)
Tax paid	**(929)**	(1,659)	(7,661)
Net cash inflow from operating activities	**29,025**	45,366	57,102
Net cash (outflow)/inflow from investing activities	**(63,929)**	11,539	126
Net cash inflow before financing activities	**(34,904)**	56,905	57,228
Net cash outflow from financing activities	**(45,393)**	(49,005)	(31,796)
(Decrease)/increase in cash and cash equivalents	**(80,297)**	7,900	25,432
Effect of exchange rate changes, net	**163**	1,870	2,313
Cash and cash equivalents at beginning of period	**82,852**	55,107	55,107
Cash and cash equivalents at end of period	**2,718**	64,877	82,852

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of preparation and accounting policies

The condensed consolidated interim financial statements are unaudited and have been prepared in accordance with International Accounting Standards ("IAS") 34 "Interim Financial Reporting" promulgated by the International Accounting Standards Board and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

These unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31st December, 2007.

The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended 31st December, 2007. As described in the annual financial statements for the year ended 31st December, 2007, the following new standards, amendments to standards, and interpretations are mandatory for financial year beginning on 1st January, 2008:

IFRIC-Int 11	IFRS 2 – Group and Treasury Share Transactions; effective for annual periods beginning on or after 1st March, 2007
IFRIC-Int 12	Service Concession Arrangements; effective for annual periods beginning on or after 1st January, 2008
IFRIC-Int 14	IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction; effective for annual periods beginning on or after 1st January, 2008

Management has assessed the impact of these new standards, amendments to standards and interpretations where the adoption of these new standards, amendments to standards and interpretations did not result in material impact on the financial statements of the Group and no substantial changes to the Group's accounting policies.

The following new standards, amendments to standards and interpretations have been issued but are not effective for 2008 and have not been early adopted:

IFRS 2 Amendment	Share-based Payment Vesting Conditions and Cancellations; effective for annual periods beginning on or after 1st January, 2009
IFRS 3 (Revised)	Business Combinations; effective for annual periods beginning on or after 1st July, 2009
IFRS 8	Operating Segments; effective for annual periods beginning on or after 1st January, 2009
IAS 1 (Revised)	Presentation of Financial Statements; effective for annual periods beginning on or after 1st January, 2009
IAS 23 (Revised)	Borrowing Costs; effective for annual periods beginning on or after 1st January, 2009
IAS 27 Amendment	Consolidated and Separate Financial Statements; effective for annual periods beginning on or after 1st July, 2009
IAS 32 and IAS 1 Amendments	Puttable Financial Instruments and obligations arising on liquidation; effective for annual periods beginning on or after 1st January, 2009
IFRIC-Int 13	Customer Loyalty Programmes; effective for annual periods beginning on or after 1st July, 2008

The Group is in the process of making an assessment of the impact of the above standards, interpretations and amendments. So far, it has concluded that the adoption of these new standards, amendments to standard, and interpretations is unlikely to have a significant impact on the Group's results of operations and financial position.

2. Revenue

Revenue, which is also the Group's turnover, represents rental income and the net invoiced value of sales after allowances for goods returned and trade discounts, and after eliminations of intra-group transactions.

Segmental Information

The Group is organised into the following business segments:

Continuing operations

- Biochemical segment represents manufacturing and sale of Chlortetracycline products;
- The manufacture and sale of motorcycles segment represents the manufacturing and sale of motorcycles and automobile accessories through its jointly-controlled entities; and
- The investment and property holding segment represents leasing offices owned by the Group and acts as the investment holdings of group companies.

Discontinued operations

- The feedmill and poultry segment represents feedmill and poultry operations and trading of agricultural products.
- The investment and property holding segment represents leasing offices owned by the Group and acts as the investment holdings of group companies.

On 18th April, 2008, the Company entered into the agreement to dispose entire interest of certain companies which principally engaged in property and investment holding and holds certain subsidiaries, jointly-controlled entities and an associated company engaged in the feedmill and poultry operations, trading of agricultural products and investment and property holding business. Further details of the discontinuation of the feedmill and poultry segment and investment and property holding segment are set out in note 7.

2. Revenue *(Continued)*

(a) Business segments

The following tables present revenue, expenditure and profit/(loss) information for the Group's business segments for the six months ended 30th June, 2008 and 2007.

	Continuing Operations				Discontinued Operations			
	Manufacturing and sale of Chlortetracycline products	Manufacturing and sale of motorcycles and automobile accessories*	Investment and property holding	Sub-total	Feedmill and poultry operations and trading of agricultural products	Investment and property holding	Sub-total	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
For the six months ended 30th June, 2008 (Unaudited)								
Segment revenue :								
Total sales	36,655	-	256	36,911	616,448	-	616,448	653,359
Intrasegment sales	(1,104)	-	(126)	(1,230)	(59,958)	-	(59,958)	(61,188)
Sales to external customers	35,551	-	130	35,681	556,490	-	556,490	592,171
Segment results	1,106	(1,992)	(3,637)	(4,523)	24,795	47	24,842	20,319
Other income	-	-	10,450	10,450	-	-	-	10,450
Other losses	-	-	(637)	(637)	-	-	-	(637)
Interest income				52			225	277
Finance costs				(4,584)			(10,754)	(15,338)
Share of profits and losses of jointly-controlled entities	-	7,058	-	7,058	1,840	-	1,840	8,898
Share of profits and losses of associates	-	-	-	-	1,140	-	1,140	1,140
Profit before tax				7,816			17,293	25,109
Tax				(122)			(1,724)	(1,846)
Profit for the period				7,694			15,569	23,263

* *These activities were conducted through the Group's jointly-controlled entities*

2. Revenue *(Continued)*

(a) Business segments (Continued)

	Continuing Operations				Discontinued Operations			
	Manufacturing and sale of Chlortetracycline products US$'000	Manufacturing and sale of motorcycles and automobile accessories* US$'000	Investment and property holding US$'000	Sub-total US$'000	Feedmill and poultry operations and trading of agricultural products US$'000	Investment and property holding US$'000	Sub-total US$'000	Total US$'000
For the six months ended 30th June, 2007 (Unaudited)								
Segment revenue :								
Total sales	31,559	-	256	31,815	1,022,965	-	1,022,965	1,054,780
Intrasegment sales	(38)	-	(251)	(289)	(96,545)	-	(96,545)	(96,834)
Sales to external customers	31,521	-	5	31,526	926,420	-	926,420	957,946
Segment results	5,003	(1,752)	(3,035)	216	3,280	(89)	3,191	3,407
Other income	-	-	-	-	5,005	-	5,005	5,005
Other losses	-	-	-	-	-	-	-	-
Interest income				146			2,233	2,379
Finance costs				(5,653)			(12,743)	(18,396)
Share of profits and losses of jointly-controlled entities	-	3,489	-	3,489	(4,466)	-	(4,466)	(977)
Share of profits and losses of associates	-	-	-	-	983	-	983	983
Loss before tax				(1,802)			(5,797)	(7,599)
Tax				(623)			(2,146)	(2,769)
Loss for the period				(2,425)			(7,943)	(10,368)

* *These activities were conducted through the Group's jointly-controlled entities*

2. Revenue *(Continued)*

(b) *Geographical segments*

The following tables present revenue, expenditure and profit/(loss) information for the Group's geographical segments for the six months ended 30th June, 2008 and 2007.

	Continuing Operations			Discontinued Operations			
	Hong Kong US$'000	Mainland China US$'000	Sub-total US$'000	Hong Kong US$'000	Mainland China US$'000	Sub-total US$'000	Total US$'000
For the six months ended 30th June, 2008 (Unaudited)							
Segment revenue :							
Total sales	256	36,655	36,911	-	616,448	616,448	653,359
Intrasegment sales	(126)	(1,104)	(1,230)	-	(59,958)	(59,958)	(61,188)
Sales to external customers	130	35,551	35,681	-	556,490	556,490	592,171
Segment results	(3,638)	(885)	(4,523)	47	24,795	24,842	20,319
Other income	10,450	-	10,450	-	-	-	10,450
Other losses	(637)	-	(637)	-	-	-	(637)
Interest income			52			225	277
Finance costs			(4,584)			(10,754)	(15,338)
Share of profits and losses of jointly-controlled entities	-	7,058	7,058	-	1,840	1,840	8,898
Share of profits and losses of associates	-	-	-	-	1,140	1,140	1,140
Profit before tax			7,816			17,293	25,109
Tax			(122)			(1,724)	(1,846)
Profit for the period			7,694			15,569	23,263

	Continuing Operations			Discontinued Operations			
	Hong Kong US$'000	Mainland China US$'000	Sub-total US$'000	Hong Kong US$'000	Mainland China US$'000	Sub-total US$'000	Total US$'000
For the six months ended 30th June, 2007 (Unaudited)							
Segment revenue :							
Total sales	256	31,559	31,815	-	1,022,965	1,022,965	1,054,780
Intrasegment sales	(251)	(38)	(289)	-	(96,545)	(96,545)	(96,834)
Sales to external customers	5	31,521	31,526	-	926,420	926,420	957,946
Segment results	(3,035)	3,251	216	(89)	3,280	3,191	3,407
Other income	-	-	-	-	5,005	5,005	5,005
Other losses	-	-	-	-	-	-	-
Interest income			146			2,233	2,379
Finance costs			(5,653)			(12,743)	(18,396)
Share of profits and losses of jointly-controlled entities	-	3,489	3,489	-	(4,466)	(4,466)	(977)
Share of profits and losses of associates	-	-	-	-	983	983	983
Loss before tax			(1,802)			(5,797)	(7,599)
Tax			(623)			(2,146)	(2,769)
Loss for the period			(2,425)			(7,943)	(10,368)

3 Other income

	Six months ended 30th June,		Year ended 31st December,
	2008	2007	2007
	US$'000	*US$'000*	*US$'000*
	(Unaudited)	(Unaudited)	(Audited)
		(As restated)	(As restated)
Changes in fair value of investment properties	**–**	–	559
Technical service fee income	**10,450**	–	–
Bank and other interest income	**52**	146	262
	10,502	146	821

4 Other losses

	Six months ended 30th June,		Year ended 31st December,
	2008	2007	2007
	US$'000	*US$'000*	*US$'000*
	(Unaudited)	(Unaudited)	(Audited)
		(As restated)	(As restated)
Changes in fair value of investment properties	**637**	–	–
	637	–	–

5 Profit/(loss) before tax

	Six months ended 30th June,		Year ended 31st December,
	2008	2007	2007
	US$'000	*US$'000*	*US$'000*
	(Unaudited)	(Unaudited)	(Audited)
The Group's profit/(loss) before tax is arrived at after charging/(crediting):			
Continuing operations			
Foreign exchange gains, net	**(227)**	(18)	(12)
Depreciation	**2,553**	1,951	4,464
Amortisation of land lease prepayments	**21**	19	39
Staff costs	**5,584**	4,901	14,617
Gain on disposal of items of property, plant and equipment, net	**(40)**	(34)	(23)
Discontinued operations			
Foreign exchange gains, net	**(1,484)**	(4,001)	(9,311)
Depreciation	**11,520**	22,278	49,315
Amortisation of land lease prepayments	**592**	644	2,330
Staff costs	**35,784**	62,392	119,718
(Gain)/loss on disposal of items of property, plant and equipment, net	**27**	146	(3,785)

6 **Tax**

	Six months ended 30th June,		Year ended 31st December,
	2008	2007	2007
	US$'000	*US$'000*	*US$'000*
	(Unaudited)	(Unaudited)	(Audited)
Group:			
Continuing operations			
Charge for the period – Mainland China	**122**	623	934
Deferred-Mainland China	**–**	–	–
Total tax charge for the period	**122**	623	934
Discontinued operations			
Charge for the period – Mainland China	**1,724**	2,146	6,821
Deferred-Mainland China	**–**	–	1,905
Total tax charge for the period	**1,724**	2,146	8,726

No provision for Hong Kong profits tax has been made as the Group did not generate any assessable profits arising in Hong Kong during the period (2007: nil).

7. **Discontinued operations**

On 18th April, 2008, pursuant to the agreement with CP China Investment Limited (the "Purchaser"), which is wholly-owned directly by Charoen Pokphand Group Company Limited, which is owned as to 51.31% by the controlling shareholders of the Company, the Company has conditionally agreed to sell or procure the sale of the 100% interest of CT Agro, 正大(中國)投資有限公司 (Chia Tai (China) Investment Co., Ltd), C.T. Progressive (Investment) Ltd. and Wide Master Investment Limited (collectively the "Relevant Companies") and the aggregate amount advanced by the Company to CT Agro of approximately US$119,656,000 to the Purchaser for a total consideration of US$102,800,000 (the "Disposal"). The Relevant Companies are principally engaged in property and investment holding and holds 110 subsidiaries, 18 jointly-controlled entities and 1 associated company engaged in agribusiness in China. The Disposal was completed on 22nd August, 2008.

7. Discontinued operations *(Continued)*

(i) Profit/(loss) for the period from discontinued operations is analysed as follows:

	Six months ended 30th June,		Year ended 31st December,
	2008	2007	2007
	US$'000	*US$'000*	*US$'000*
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	**556,490**	926,420	2,217,854
Cost of sales	**(487,673)**	(839,039)	(1,984,336)
Gross profit	**68,817**	87,381	233,518
Selling and distribution costs	**(20,855)**	(35,167)	(79,816)
General and administrative expenses	**(23,120)**	(49,023)	(85,308)
Other income	**225**	7,238	22,860
Other losses	**–**	–	(39,602)
Finance costs	**(10,754)**	(12,743)	(28,797)
Share of profits and losses of:			
Jointly-controlled entities	**1,840**	(4,466)	(4,515)
Associates	**1,140**	983	3,397
Profit/(loss) before tax	**17,293**	(5,797)	21,737
Tax	**(1,724)**	(2,146)	(8,726)
Profit/(loss) for the period	**15,569**	(7,943)	13,011
Attributable to:			
Equity holders of the Company	**15,714**	(4,855)	12,580
Minority interests	**(145)**	(3,088)	431
	15,569	(7,943)	13,011

7. Discontinued operations *(Continued)*

(ii) Net cash flows of discontinued operations are summarised as follows:

	Six months ended 30th June,		Year ended 31st December,
	2008	2007	2007
	US$'000	*US$'000*	*US$'000*
	(Unaudited)	(Unaudited)	(Unaudited)
Net cash inflow from operating activities	**33,417**	47,820	46,439
Net cash (outflow)/inflow from investing activities	**(1,822)**	13,392	4,670
Net cash outflow from financing activities	**(45,863)**	(55,418)	(28,181)
Net (decrease)/increase in cash and cash equivalents	**(14,268)**	5,794	22,928
Effect of exchange rate changes, net	**(2,029)**	1,558	(474)
Cash and cash equivalents at beginning of period	**74,387**	51,933	51,933
Cash and cash equivalents at end of period	**58,090**	59,285	74,387

8. Earnings/(loss) per share attributable to ordinary equity holders of the Company

The calculation of basic and diluted earnings/(loss) per share attributable to the ordinary equity holders of the Company for the six months ended 30th June, 2008 is based on the following data:

	Six months ended 30th June,		Year ended 31st December,
	2008	2007	2007
	US$'000	*US$'000*	*US$'000*
	(Unaudited)	(Unaudited)	(Unaudited)
Earnings/(loss) from continuing operations			
Earnings/(loss) attributable to equity holders of the Company	**7,613**	(6,487)	(9,662)
Earnings/(loss) from discontinued operations			
Earnings/(loss) attributable to equity holders of the Company	**15,714**	(4,855)	12,580
Number of shares			
Weighted average number of ordinary shares for the purposes of basic earnings/(loss) per share	**2,889,730,786**	2,889,730,786	2,889,730,786
Effect of dilutive potential ordinary shares issuable under the Company's share option scheme	**34,827,730**	–	–
Weighted average number of ordinary shares for the purposes of diluted earnings/(loss) per share	**2,924,558,516**	2,889,730,786	2,889,730,786

9. Property, plant and equipment

	Office premises in Hong Kong US$'000	Office premises in Mainland China US$'000	Industrial buildings in Mainland China US$'000	Plant and machinery US$'000	Furniture, fixtures and equipment US$'000	Motor vehicles and transport facilities US$'000	Construction in progress US$'000	Total US$'000
Cost or valuation:								
1st January, 2008	14,464	6,022	336,012	629,475	83,373	26,582	6,552	1,102,480
Additions	–	–	377	759	1,271	318	5,309	8,034
Disposals	–	–	(60)	(995)	(1,109)	(571)	(321)	(3,056)
Revaluation	5,821	–	–	–	–	–	–	5,821
Transfer in/(out)	–	–	304	982	77	15	(1,378)	–
Transfer from investment properties	2,237	–	–	–	–	–	–	2,237
Reclassification as assets held for sale	(86)	(1,807)	(336,182)	(588,223)	(82,742)	(25,503)	(9,709)	(1,044,252)
Exchange realignment	–	257	10,915	19,012	1,599	651	175	32,609
30th June, 2008	**22,436**	**4,472**	**11,366**	**61,010**	**2,469**	**1,492**	**628**	**103,873**
Accumulated depreciation and impairment losses:								
1st January, 2008	–	–	160,720	438,039	53,715	19,839	–	672,313
Depreciation provided during the period	–	97	3,966	8,419	1,033	558	–	14,073
Disposal	–	–	(18)	(752)	(570)	(520)	–	(1,860)
Reclassification as assets held for sale	–	(77)	(164,259)	(430,578)	(53,354)	(19,244)	–	(667,512)
Exchange realignment	–	–	4,268	16,593	1,123	472	–	22,456
30th June, 2008	**–**	**20**	**4,677**	**31,721**	**1,947**	**1,105**	**–**	**39,470**
Net book value:								
30th June, 2008	**22,436**	**4,452**	**6,689**	**29,289**	**522**	**387**	**628**	**64,403**
31st December, 2007	14,464	6,022	175,292	191,436	29,658	6,743	6,552	430,167

10. Assets and liabilities classified as held for sale

	30th June, 2008 US$'000 (Unaudited)
Property, plant and equipment	376,740
Investment properties	4,591
Land lease prepayments	48,512
Interests in jointly-controlled entities	(3,765)
Interests in associates	28,454
Available-for-sale investments	1,579
Goodwill	2,928
Deferred tax assets	106
Livestock	65,780
Inventories	276,473
Accounts receivables, other receivables and deposits	84,668
Bills receivable	9,103
Tax recoverable	47
Due from minority shareholders	2,577
Due from related companies	1,401
Pledged deposits	5,800
Cash and cash equivalents	58,090
Total assets classified as held for sale	963,084
Accounts payable, other payables and accrued expenses	330,471
Bills payable	22,000
Tax payable	3,810
Provisions for staff bonuses and welfare benefits	9,072
Due to related companies	61,132
Due to minority shareholders	12,122
Interest-bearing bank and other loans	397,674
Total liabilities classified as held for sale	836,281

11. Accounts receivable, other receivables and deposits

The Group normally grants a credit period of up to 70 days. The Group seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Group's accounts receivable relate to a large number of diversified customers, there is no significant concentration of credit risk. Accounts receivable, other receivables and deposits are non-interest-bearing. An aging analysis of the Group's accounts receivable, based on the invoice date, together with other receivables and deposits is as follows:

	30th June, 2008	31st December, 2007
	US$'000	*US$'000*
	(Unaudited)	(Audited)
Less than 90 days	**10,756**	33,696
91 to 180 days	**51**	650
181 to 360 days	**–**	782
Over 360 days	**–**	1,529
	10,807	36,657
Impairment	**–**	(1,633)
	10,807	35,024
Other receivables and deposits	**15,574**	39,496
	26,381	74,520

12. Accounts payable, other payables and accrued expenses

An aged analysis of the accounts payable, based on the date of receipt of the respective goods, together with other payables and accrued expenses of the Group is as follows:

	30th June, 2008	31st December, 2007
	US$'000	*US$'000*
	(Unaudited)	(Audited)
Less than 90 days	**12,801**	155,681
91 to 180 days	**566**	7,491
181 to 360 days	**33**	6,207
Over 360 days	**45**	4,046
	13,445	173,425
Other payables and accrued expenses	**13,293**	162,298
	26,738	335,723

Accounts payable are non-interest bearing and are normally settle on 30-45 day terms. Other payables and accrued expenses are non-interest bearing and have an average term of one month.

13. Issued capital

	Number of shares		Share capital	
	30th June, 2008	31st December, 2007	**30th June, 2008**	31st December, 2007
			US$'000	*US$'000*
	(Unaudited)	(Audited)	**(Unaudited)**	(Audited)
Authorised:				
Ordinary share of US$0.01 each	**15,000,000,000**	15,000,000,000	**150,000**	150,000
Issued and fully paid:				
At beginning and end of period/year	**2,889,730,786**	2,889,730,786	**28,898**	28,898

14. Reserves

	Attributable to equity holders of the Company										
	Share premium account	Share option reserve	Asset revaluation reserve	Capital reserve	Reserve fund	Expansion fund	Exchange equalization reserve	Accumulated losses	Total	Minority interests	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
1st January, 2008	73,897	8,470	15,153	28,865	25 024	12,623	(8,081)	(119,721)	36,230	48,074	84,304
Exchange realignment	-	-	-	-	-	-	7,160	-	7,160	895	8,055
Transfers from/(to) accumulated losses	-	-	-	-	2 014	719	-	(2,733)	-	-	-
Surplus on revaluation	-	-	6,458	-	-	-	-	-	6,458	-	6,458
Dividends paid to minority interests	-	-	-	-	-	-	-	-	-	(4,862)	(4,862)
Profit for the period	-	-	-	-	-	-	-	23,327	23,327	(64)	23,263
30th June, 2008	**73,897**	**8,470**	**21,611**	**28,865**	**27,038**	**13,342**	**(921)**	**(99,127)**	**73,175**	**44,043**	**117,218**

15. Related party transactions

(a) A portion of the Group's sales and purchases transactions, together with certain transactions, are with companies in which Messrs. Sumet Jiaravanon, Dhanin Chearavanont, Thanakorn Seriburi and Damrongdej Chalongphuntarat, the Directors have beneficial interests. Details of the major related party transactions in addition to the transactions and balances detailed elsewhere in the financial statements are as follows:

		Six months ended 30th June,		Year ended 31st December,
	Notes	**2008** *US$'000* **(Unaudited)**	2007 *US$'000* (Unaudited)	2007 *US$'000* (Audited)
Sales of goods to jointly-controlled entities and associates	*(i)*	**6,351**	16,394	27,874
Sales of goods to related companies	*(i)*	**10,715**	14,985	41,736
Purchases of raw materials from jointly-controlled entities and associates	*(ii)*	**9,096**	18,138	39,626
Purchases of raw materials from related companies	*(ii)*	**679**	1,044	2,679

Notes:

(i) The sales of goods were made by reference to the published prices and conditions offered to the major customers of the Group, except that a longer credit period was normally granted.

(ii) The purchases of raw materials were made by reference to the published prices and conditions offered to the major customers of the suppliers, except that a longer credit period was normally granted.

(b) During the period, Hainan Chia Tai Animal Husbandry Co. Ltd., an indirect wholly-owned subsidiary of the Company, received rental income of approximately US$357,000 (six months ended 30th June, 2007: US$336,000) from a related party, C.P. Aquaculture (Hainan) Co., Ltd.

(c) The amounts due from and to related companies are unsecured, non-interest bearing and have no fixed terms of repayment and arose, in the opinion of the Directors, in the normal course of the Group's business activities. The carrying amounts of these amounts due from and to related companies approximate to their fair values.

(d) Compensation of key management personnel of the Group:

	Six months ended 30th June,	
	2008 *US$'000* **(Unaudited)**	2007 *US$'000* (Unaudited)
Short term employee benefits	**2,568**	1,573

The key management personnel of the Group are 15 directors and 4 senior management.

16. Subsequent event

The sale proceed of US$102,800,000 for the Disposal described in note 7 was received on 22nd August, 2008 and the whole proceed was then used to repay the bank borrowings of the Company.

INTERIM DIVIDEND

The Board does not recommend an interim dividend for the six months ended 30th June, 2008 (2007: nil).

DISCLOSURE PURSUANT TO RULE 13.18 OF THE LISTING RULES

Save as disclosed below, the Directors are not aware of any circumstances which would give rise to a disclosure obligation pursuant to the requirements under Rule 13.18 of the Listing Rules as at 30th June, 2008.

The Company entered into an agreement (the "Loan Facility Agreement") with two banks in Thailand relating to a loan facility of US$140.0 million (the "Loan Facility") on 18th April, 2005. The Loan Facility is to be repaid on 14 semi-annual consecutive instalments and the final maturity date of the Loan Facility is 28th April, 2012. As at 30th June, 2008, the outstanding amount owing by the Company under the Loan Facility was US$102.8 million.

Pursuant to the Loan Facility Agreement, it would be an event of default if the Company fails to procure that (1) C.P. Intertrade Co., Ltd. ("CP Intertrade") at all times maintains its shareholding in CPI Holding Co., Ltd. ("CPI") at not less than 99% (CP Intertrade currently holds 100% of the issued share capital of CPI) and (2) CPI and its affiliates (being (i) any person or entity which has a direct or indirect interest in CPI, or (ii) any company in which any such person(s) and/or entity(ies) together hold not less than a 30% interest) together at all times maintain their aggregate shareholding in the Company at not less than 46.51%. An affiliate of CPI has also undertaken to provide to the Company by way of equity injections or subordinated loans the proceeds of sale of its assets if and when it disposes of its assets. If any of the above-mentioned events of default occurs, all amounts outstanding under the Loan Facility would become immediately due and payable by the Company.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

At 30th June, 2008, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such Director or chief executive was taken or deemed to have under such provisions of the SFO) and were recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code"), were as follows:

(I) Long positions in shares of the Company

	Number of shares held, capacity and nature of interest					Approximate percentage of the Company's issued share capital
Name of Director	Directly beneficially owned	Through spouse or minor children	Through controlled corporation	Beneficiary of a trust	Total number of shares	%
Mr. Sumet Jiaravanon	1,004,014,695	-	-	-	1,004,014,695	34.74

(II) Directors' interests in share options granted by the Company

Pursuant to the old share option scheme (the "Old Scheme") adopted on 10th April, 1992 which expired on 9th April, 2002 and the existing share option scheme (the "Existing Scheme") adopted by the Company on 26th November, 2002, certain Directors were granted share options. As at 30th June, 2008, the interests of the Directors in share options to subscribe for shares in the capital of the Company under the Old Scheme and the Existing Scheme were as follows:

Name of Director	Date of grant	Number of shares issuable upon exercise of share options held as at 30th June, 2008	Period during which share options are exercisable	Price per share to be paid on exercise of share options *HK$*	Approximate percentage of shareholding %
Mr. Sumet Jiaravanon	26th February, 2003	12,800,000	26th February, 2003 to 25th February, 2013	0.3900	0.4429
	3rd May, 2004	12,800,000	3rd May, 2004 to 2nd May, 2014	0.3900	0.4429
	19th May, 2005	12,000,000	19th May, 2005 to 18th May, 2015	0.3540	0.4153

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES *(CONTINUED)*

(ii) Directors' interests in share options granted by the Company *(Continued)*

Name of Director	Date of grant	Number of shares issuable upon exercise of share options held as at 30th June, 2008	Period during which share options are exercisable	Price per share to be paid on exercise of share options *HK$*	Approximate percentage of shareholding %
Mr. Dhanin Chearavanont	26th February, 2003	12,800,000	26th February, 2003 to 25th February, 2013	0.3900	0.4429
	3rd May, 2004	12,800,000	3rd May, 2004 to 2nd May, 2014	0.3900	0.4429
	19th May, 2005	12,000,000	19th May, 2005 to 18th May, 2015	0.3540	0.4153
Mr. Thanakorn Seriburi	10th August, 1998	17,500,000	10th August, 1998 to 10th August, 2008	0.3875	0.6056
	26th February, 2003	21,584,807	26th February, 2003 to 25th February, 2013	0.3900	0.7469
	3rd May, 2004	20,000,000	3rd May, 2004 to 2nd May, 2014	0.3900	0.6921
	19th May, 2005	21,000,000	19th May, 2005 to 18th May, 2015	0.3540	0.7267
Mr. Meth Jiaravanont	19th May, 2005	21,000,000	19th May, 2005 to 18th May, 2015	0.3540	0.7267
Mr. Robert Ping-Hsien Ho	26th February, 2003	21,584,807	26th February, 2003 to 25th February, 2013	0.3900	0.7469
	3rd May, 2004	20,000,000	3rd May, 2004 to 2nd May, 2014	0.3900	0.6921
	19th May, 2005	21,000,000	19th May, 2005 to 18th May, 2015	0.3540	0.7267

Save as disclosed above, at no time during the period under review was the Company or any of its subsidiaries, a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES *(CONTINUED)*

Save as disclosed above, as at 30th June, 2008, none of the Directors and chief executives of the Company had any interest or short position in shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which he is taken or deemed to have under such provisions of the SFO), recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As at 30th June, 2008, the following persons (not being a Director or chief executive of the Company) had the following interests and/or short positions in the shares and/or underlying shares of the Company as recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Number of shareholder	*Notes*	Capacity and nature of interest	Name of shares held *(Note 1)*	Approximate percentage of the Company's issued share capital %
Krung Thai Bank Public Company Limited	*(2)*	Person having a security interest in shares	1,004,014,695 (L)	34.74
CPI Holding Co., Ltd.	*(3)*	Beneficial owner	1,004,014,695 (L and S)	34.74
C.P. Intertrade Co., Ltd.	*(3)*	Interest of a controlled corporation	1,004,014,695 (L and S)	34.74
Worth Access Trading Limited	*(4)*	Beneficial owner	481,250,000 (L)	16.65
Charoen Pokphand Holding Company Limited	*(4)*	Interest of a controlled corporation	481,250,000 (L)	16.65
Charoen Pokphand Group Company Limited	*(4)*	Interest of a controlled corporation	481,250,000 (L)	16.65

Notes:

(1) The letter "L" denotes a long position whilst the letter "S" denotes a short position.

(2) 1,004,014,695 shares were held by Krung Thai Bank Public Company Limited as security.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES *(CONTINUED)*

(3) CPI Holding Co., Ltd. ("CPI") beneficially owned 1,004,014,695 shares. It also has a short position in 1,004,014,695 shares. C.P. Intertrade Co., Ltd. has declared an interest in these shares by virtue of its shareholding in CPI.

(4) Worth Access Trading Limited beneficially owned 481,250,000 shares. Charoen Pokphand Holding Company Limited has declared an interest in these same 481,250,000 shares by virtue of its shareholding in Worth Access Trading Limited whilst Charoen Pokphand Group Company Limited has also declared an interest in such number of shares by virtue of its shareholding in Charoen Pokphand Holding Company Limited.

Save as disclosed above, so far as is known to the Directors, as at 30th June, 2008, no person (not being a Director or chief executive of the Company) had an interest or a short position in shares or underlying shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

SHARE OPTION SCHEMES

Details of the Directors' interests in the Company's share option schemes are set out in the sub-section headed "Directors' interests in share options granted by the Company" under section headed "Directors' and Chief Executives' Interests and Short Positions in Shares, Underlying Shares and Debentures" above.

Outstanding share options

The following table disclose the movements in the Company's share options during the period under review:

	Number of share options								
Category of participant	At 1st January, 2008	Granted during the period	Exercised during the period	Cancelled during the period	Lapsed during the period	At 30th June, 2008	Date of grant	Exercise period	Exercise price HK$
(i) Directors in aggregate	17,500,000	-	-	-	-	17,500,000	10th August 1998	10th August, 1998 to 10th August, 2008	0.3875
	68,769,614	-	-	-	-	68,769,614	26th February 2003	26th February, 2003 to 25th February, 2013	0.3900
	65,600,000	-	-	-	-	65,600,000	3rd May 2004	3rd May, 2004 to 2nd May, 2014	0.3900
	87,000,000	-	-	-	-	87,000,000	19th May 2005	19th May, 2005 to 18th May, 2015	0.3540
(ii) other senior executives in aggregate	60,739,236	-	-	-	-	60,739,236	26th February 2003	26th February, 2003 to 25th February, 2013	0.3900
	49,248,078	-	-	-	-	49,248,078	3rd May 2004	3rd May, 2004 to 2nd May, 2014	0.3900
	41,848,078	-	-	-	-	41,848,078	19th May 2005	19th May, 2005 to 18th May, 2015	0.3540

SHARE OPTION SCHEMES *(CONTINUED)*

Outstanding share options *(Continued)*

Category of participant	At 1st January, 2008	Granted during the period	Exercised during the period	Cancelled during the period	Lapsed during the period	At 30th June, 2008	Date of grant	Exercise period	Exercise price HK$
	Number of share options								
(iii) other employees in aggregate	7,700,000	-	-	-	-	7,700,000	10th August 1998	10th August, 1998 to 10th August, 2008	0.3875
(iv) other participants in aggregate	25,000,000	-	-	-	-	25,000,000	10th August 1998	10th August, 1998 to 10th August, 2008	0.3875
	86,339,228	-	-	-	-	86,339,228	26th February 2003	26th February, 2003 to 25th February, 2013	0.3900
	80,000,000	-	-	-	-	80,000,000	3rd May 2004	3rd May, 2004 to 2nd May, 2014	0.3900
	108,000,000	-	-	-	-	108,000,000	19th May 2005	19th May, 2005 to 18th May, 2015	0.3540
	697,744,234	-	-	-	-	697,744,234			

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to maintaining high standards of corporate governance that properly protect and promote the interests of all the shareholders and enhance corporate value and accountability.

The Company has complied with all the code provisions prescribed in the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules throughout the six months ended 30th June, 2008, save for deviations from code provisions A.4.2. and E.1.2.

Code provision A.4.2 stipulates that every director, including one appointed for a specific term, should be subject to retirement by rotation at least once every three years. The Company was incorporated in Bermuda under the C.P. Pokphand Company Act, 1988 (the "Private Act"). Pursuant to paragraph 3(e) of the Private Act, any executive chairman and any managing director shall not be subject to retirement by rotation at each annual general meeting. In order to achieve the intended effect of this code provision, Mr. Dhanin Chearavanont, the Executive Chairman, intends to voluntarily retire by rotation in such manner and at such frequency as provided for other Directors under the Bye-Laws of the Company.

CODE ON CORPORATE GOVERNANCE PRACTICES *(CONTINUED)*

Code provision E.1.2 stipulates that the chairman of the board should attend the annual general meeting. Due to an unexpected business commitment, Mr. Sumet Jiaravanon, the Chairman of the Board, was unable to attend the annual general meeting of the Company held on 19th June, 2008. Mr. Robert Ping-Hsien Ho, an Executive Director, was elected in accordance with the Bye-Laws of the Company to act as the chairman of the annual general meeting and, together with the chairman of the audit committee of the Company, answer questions at the annual general meeting.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as the Company's code of conduct for dealings in securities of the Company by the Directors. Having made specific enquiry of all Directors, the Directors have complied with the required standard as set out in the Model Code throughout the six months ended 30th June, 2008.

AUDIT COMMITTEE

Upon the resignation of Mr. Kowit Wattana as independent non-executive Director on 29th July, 2008, the Company had only two independent non-executive Directors and two members in the Audit Committee, which fell below the minimum number required under Rule 3.10(1) and Rule 3.21 of the Listing Rules. Subsequently, Mr. Sakda Thanitcul was appointed to fill the vacancy of independent non-executive director and be a member of audit committee on 8th September, 2008 and therefore, the audit committee of the Company comprises three independent non-executive Directors of the Company.

The establishment of the Audit Committee serves to enhance corporate governance practice. The principal duties of the Audit Committee include the review and supervision of the Company's financial reporting process and internal controls. The Group's unaudited financial results for the six months ended 30th June, 2008 has been reviewed by Audit Committee at the meeting held on 2nd September, 2008.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the period under review.

By Order of the Board
Robert Ping-Hsien Ho
Director

Hong Kong, 8th September, 2008

As at the date of this interim report, the Board comprises twelve executive Directors, namely, Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thirayut Phitya-Isarakul, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Robert Ping-Hsien Ho, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Chatchaval Jiaravanon, Mr. Benjamin Jiaravanon, Mr. Narong Chearavanont, Mr. Pang Siu Chik, and three independent non-executive Directors, namely, Mr. Ma Chiu Cheung, Andrew, Mr. Sombat Deo-isres and Mr. Sakda Thanitcul.

企業管治常規守則（續）

守則條文E.1.2規定董事會主席應出席股東週年大會。由於另有未能預料的事務安排，董事會主席謝中民先生未能出席於二零零八年六月十九日舉行之本公司股東週年大會。會議根據本公司細則規定，選舉執行董事何平僊先生擔任該股東週年大會之主席，並連同本公司之審核委員會主席在股東週年大會上回答問題。

董事進行證券交易的標準守則

本公司已採納標準守則作為本公司董事進行證券交易之操守準則。在向全體董事作出特定查詢後，於二零零八年六月三十日止六個月之期間內，董事均已符合標準守則所規定標準。

審核委員會

Kowit Wattana先生於二零零八年七月二十九日辭任獨立非執行董事後，本公司只有兩名獨立非執行董事及兩名審核委員會成員。根據上市規則第3.10(1)條及第3.21條，本公司之獨立非執行董事人數已低於上市規則之最低要求。其後，本公司於二零零八年九月八日委任Sakda Thanitcul先生填補獨立非執行董事及審核委員會成員之空缺。因此，審核委員會由本公司三位獨立非執行董事組成。

審核委員會之成立有助加強企業管治應用。審核委員會之主要責任包括檢討及監察本公司之財務報告程序及內部監控。本集團截至二零零八年六月三十日止六個月之未經審核財務業績已獲審核委員會於二零零八年九月二日舉行之會議上審閱。

購買、贖回或出售上市證券

回顧期內，本公司或其任何附屬公司概無購買、贖回或出售任何本公司之上市證券。

承董事會命
董事
何平僊

香港，二零零八年九月八日

於本中期報告日，董事會包括十二位執行董事：謝中民先生、謝國民先生、李紹慶先生、李紹祝先生、謝克俊先生、何平僊先生、謝吉人先生、謝杰人先生、謝展先生、謝仁基先生、謝漢人先生及彭小敏先生與三位獨立非執行董事：馬照祥先生、Sombat Deo-isres先生及Sakda Thanitcul先生。

購股權計劃(續)

尚未行使之購股權(續)

	購股權數目								
參與人類別	於二零零八年一月一日	期內授出	期內行使	期內註銷	期內失效	於二零零八年六月三十日	授出日期	行使期	行使價 港元
(iii) 其他僱員總計	7,700,000	-	-	-	-	7,700,000	一九九八年八月十日	一九九八年八月十日至二零零八年八月十日	0.3875
(iv) 其他參與人總計	25,000,000	-	-	-	-	25,000,000	一九九八年八月十日	一九九八年八月十日至二零零八年八月十日	0.3875
	86,339,228	-	-	-	-	86,339,228	二零零三年二月二十六日	二零零三年二月二十六日至二零一三年二月二十五日	0.3900
	80,000,000	-	-	-	-	80,000,000	二零零四年五月三日	二零零四年五月三日至二零一四年五月二日	0.3900
	108,000,000	-	-	-	-	108,000,000	二零零五年五月十九日	二零零五年五月十九日至二零一五年五月十八日	0.3540
	697,744,234	-	-	-	-	697,744,234			

企業管治常規守則

本公司承諾謹守維持高標準之企業管治，以適當地保障及促進全體股東權益及提升企業價值與問責性。

於二零零八年六月三十日止六個月期間內，本公司已遵守上市規則附錄十四所載之企業管治常規守則之所有守則條文，惟守則條文A.4.2及E.1.2有所偏離除外。

守則條文A.4.2規定每名董事(包括有指定任期的董事)須至少每三年一次輪席告退。本公司根據C.P. Pokphand Company Act，1988(「私法」)於百慕達成立。根據私法第3(e)一段，任何執行董事長及任何常務董事長無須於各股東週年大會上輪席告退。為達致此守則條文之預定效果，謝國民先生(執行董事長)自願根據本公司細則有關其他董事須輪席告退之規定定期輪席告退。

主要股東及擁有股份及相關股份之權益及淡倉之其他人士(續)

(3) CPI Holding Co., Ltd.(「CPI」)實益擁有1,004,014,695股股份，並同時擁有1,004,014,695股淡倉股份。C.P. Intertrade Co., Ltd. 亦公佈因擁有CPI之股權，故同樣擁有該等股份之權益。

(4) Worth Access Trading Limited實益擁有481,250,000股股份。Charoen Pokphand Holding Company Limited亦公佈因擁有Worth Access Trading Limited之股權，故同樣擁有481,250,000股股份之權益。同時，Charoen Pokphand Group Company Limited亦公佈因擁有Charoen Pokphand Holding Company Limited之股權，故同樣擁有該等數目之股份。

除上文所披露者外，據董事所知，於二零零八年六月三十日，概無人士(非本公司董事或主要行政人員)擁有根據證券條例第336條規定須存置於登記冊本公司之股份或相關股份之權益或淡倉。

購股權計劃

董事於本公司購股權計劃之權益詳情載列於上述「董事及主要行政人員擁有股份、相關股份及債券之權益及淡倉」一節之「董事於本公司之購股權權益」分部。

尚未行使之購股權

本公司於回顧期內之購股權變動情況披露下表：

	購股權數目								
參與人組別	於二零零八年一月一日	期內授出	期內行使	期內註銷	期內失效	於二零零八年六月三十日	授出日期	行使期	行使價 港元
(i) 董事總計	17,500,000	-	-	-	-	17,500,000	一九九八年八月十日	一九九八年八月十日至二零零八年八月十日	0.3875
	68,769,614	-	-	-	-	68,769,614	二零零三年二月二十六日	二零零三年二月二十六日至二零一三年二月二十五日	0.3900
	65,600,000	-	-	-	-	65,600,000	二零零四年五月三日	二零零四年五月三日至二零一四年五月二日	0.3900
	87,000,000	-	-	-	-	87,000,000	二零零五年五月十九日	二零零五年五月十九日至二零一五年五月十八日	0.3540
(ii) 其他高級行政人員總計	60,739,236	-	-	-	-	60,739,236	二零零三年二月二十六日	二零零三年二月二十六日至二零一三年二月二十五日	0.3900
	49,248,078	-	-	-	-	49,248,078	二零零四年五月三日	二零零四年五月三日至二零一四年五月二日	0.3900
	41,848,078	-	-	-	-	41,848,078	二零零五年五月十九日	二零零五年五月十九日至二零一五年五月十八日	0.3540

董事及主要行政人員擁有股份、相關股份及債券之權益及淡倉(續)

除上述披露者外，於二零零八年六月三十日，本公司董事及主要行政人員概無於本公司或其任何聯繫公司(按證券期貨條例第XV部之定義)之股份、相關股份或債券登記權益及淡倉需根據證券期貨條例第XV部第七及第八分部(包括根據證券期貨條例之該等條文任何該等董事及主要行政人員擁有或被視作擁有之權益或淡倉)須知會本公司及聯交所及根據證券期貨條例第352條規定須記錄於該條所述之登記冊，或須根據標準守則規定已知會本公司及聯交所。

主要股東及擁有股份及相關股份之權益及淡倉之其他人士

於二零零八年六月三十日，根據證券期貨條例336條規定，須存置於本公司保存之權益登記冊中，下述人士(非董事或本公司之主要行政人員)於本公司之股份及／或相關股份擁有之權益及／或淡倉如下：

股東名稱	*附註*	權益資格及性質	持有股份數目 *(附註1)*	持有本公司已發行股本之概約百分比 %
Krung Thai Bank Public Company Limited	*(2)*	抵押權益	1,004,014,695 (L)	34.74
CPI Holding Co., Ltd.	*(3)*	實益擁有者	1,004,014,695 (L及S)	34.74
C.P. Intertrade Co., Ltd.	*(3)*	控制公司權益	1,004,014,695 (L及S)	34.74
Worth Access Trading Limited	*(4)*	實益擁有者	481,250,000 (L)	16.65
Charoen Pokphand Holding Company Limited	*(4)*	控制公司權益	481,250,000 (L)	16.65
Charoen Pokphand Group Company Limited	*(4)*	控制公司權益	481,250,000 (L)	16.65

附註：

(1) 「L」代表好倉，而「S」代表淡倉。

(2) Krung Thai Bank Public Company Limited持有1,004,014,695股股份作為抵押。

董事及主要行政人員擁有股份、相關股份及債券之權益及淡倉(續)

(II) 董事於本公司之購股權權益(續)

董事名稱	授出日期	於二零零八年六月三十日行使購股權可授出股份數目	購股權行使期	購股權每股行使價 港元	持股量概約百分比 %
謝國民先生	二零零三年二月二十六日	12,800,000	二零零三年二月二十六日至二零一三年二月二十五日	0.3900	0.4429
	二零零四年五月三日	12,800,000	二零零四年五月三日至二零一四年五月二日	0.3900	0.4429
	二零零五年五月十九日	12,000,000	二零零五年五月十九日至二零一五年五月十八日	0.3540	0.4153
李紹祝先生	一九九八年八月十日	17,500,000	一九九八年八月十日至二零零八年八月十日	0.3875	0.6056
	二零零三年二月二十六日	21,584,807	二零零三年二月二十六日至二零一三年二月二十五日	0.3900	0.7469
	二零零四年五月三日	20,000,000	二零零四年五月三日至二零一四年五月二日	0.3900	0.6921
	二零零五年五月十九日	21,000,000	二零零五年五月十九日至二零一五年五月十八日	0.3540	0.7267
謝克俊先生	二零零五年五月十九日	21,000,000	二零零五年五月十九日至二零一五年五月十八日	0.3540	0.7267
何平僊先生	二零零三年二月二十六日	21,584,807	二零零三年二月二十六日至二零一三年二月二十五日	0.3900	0.7469
	二零零四年五月三日	20,000,000	二零零四年五月三日至二零一四年五月二日	0.3900	0.6921
	二零零五年五月十九日	21,000,000	二零零五年五月十九日至二零一五年五月十八日	0.3540	0.7267

除上述所述外，回顧期內，本公司或其附屬公司概無作出任何安排，以令董事可透過收購本公司或任何其他法人團體之股份或債券而獲得利益。

董事及主要行政人員擁有股份、相關股份及債券之權益及淡倉

於二零零八年六月三十日，根據證券及期貨條例(「證券期貨條例」)第XV部第七及第八分部已知會本公司和聯交所，並根據證券期貨條例第352條而存置之登記冊所載；或根據上市規則內上市發行人董事進行證券交易的標準守則(「標準守則」)已知會本公司和聯交所，有關董事及本公司主要行政人員擁有本公司或其任何聯繫公司(按證券期貨條例第XV部之定義)之股份、相關股份及債權證之權益或淡倉(包括根據證券期貨條例之該等條文任何該等董事及主要行政人員擁有或被視作擁有之權益或淡倉)如下：

(I) 持有本公司之好倉股份

董事名稱	持股數量、權益資格及性質 直接實益擁有者	經配偶或未成年子女	經控制公司	信託權益	持有股份總數	持有本公司已發行股本之概約百份比 %
謝中民先生	1,004,014,695	–	–	–	1,004,014,695	34.74

(II) 董事於本公司之購股權權益

根據本公司於一九九二年四月十日採納之購股權計劃，並已於二零零二年四月九日屆滿(「舊計劃」)及於二零零二年十一月二十六日採納之現有購股權計劃(「現有計劃」)，授出購股權予若干董事。於二零零八年六月三十日，董事根據舊計劃及現有計劃有權認購本公司股份之權益如下：

董事名稱	授出日期	於二零零八年六月三十日行使購股權可授出股份數目	購股權行使期	購股權每股行使價 *港元*	持股量概約百分比 %
謝中民先生	二零零三年二月二十六日	12,800,000	二零零三年二月二十六日至二零一三年二月二十五日	0.3900	0.4429
	二零零四年五月三日	12,800,000	二零零四年五月三日至二零一四年五月二日	0.3900	0.4429
	二零零五年五月十九日	12,000,000	二零零五年五月十九日至二零一五年五月十八日	0.3540	0.4153

中期股息

董事會並不建議派付截至二零零八年六月三十日止六個月之中期股息(二零零七年：無)。

按上市規則第13.18條須予披露資料

除下述披露者外，於二零零八年六月三十日，董事並不知悉任何情況為根據上市規則第13.18條所規定而須予披露。

於二零零五年四月十八日，本公司與兩家泰國銀行訂立一項協議(「貸款信貸協議」)，有關140,000,000美元貸款信貸(「貸款信貸」)。貸款信貸將以連續十四期之半年分期償還及貸款信貸之最後到期日為二零一二年四月二十八日。於二零零八年六月三十日，本公司根據貸款信貸下之未償還款額為102,800,000美元。

根據貸款信貸協議，如本公司未能促使 (1) C.P. Intertrade Co., Ltd.(「CP Intertrade」)時刻維持其於 CPI Holding Co., Ltd.(「CPI」)之股權不少於99%(CP Intertrade現時持有CPI之100%已發行股份)及 (2) CPI及其聯屬人士，(為(i)任何人士或個體持有CPI直接或間接權益；或(ii)任何公司之該等人士及／或個體合共持有不少於30%權益)時刻合共持有本公司累計股權不少於46.51%，將構成一項違約事件。CPI之聯屬人士亦承諾倘及當出售其資產後以股本注入或無優先權貸款予本公司。倘發生上述任何一項違約事件，按貸款信貸，本公司之所有未償還款項將即時須予償還。

15 相關企業交易

(a) 本集團部份銷售及採購交易以及若干交易乃與董事謝中民先生、謝國民先生、李紹祝先生及何炎光先生擁有實益權益之公司進行。除已於財務報告其他部份列載之交易與結餘外，主要相關企業交易詳情列載如下：

	附註	截至六月三十日止六個月 二零零八年 千美元 (未經審核)	截至六月三十日止六個月 二零零七年 千美元 (未經審核)	截至十二月三十一日止年度 二零零七年 千美元 (經審核)
銷售產品予共同控制企業及聯營公司	*(i)*	**6,351**	16,394	27,874
銷售產品予相關企業	*(i)*	**10,715**	14,985	41,736
向共同控制企業及聯營公司購買原料	*(ii)*	**9,096**	18,138	39,626
向相關企業購買原料	*(ii)*	**679**	1,044	2,679

附註：

(i) 除提供較長之信貸期外，產品銷售乃根據本集團既定並提供予其他主要顧客之價格及條件出售。

(ii) 除獲得較長之信貸期外，原料採購乃根據供應商既定並提供予其他主要顧客之價格及條件進行。

(b) 於期間，海南正大畜牧有限公司，本公司之一家間接全資附屬公司，收到一家相關公司卜蜂水產飼料(海南)有限公司之租金收益約357,000美元(二零零七年：336,000美元)。

(c) 應收及應付相關企業款項乃無抵押、無附利息及無固定還款期，董事亦認為該等款項乃於本集團日常業務中產生。應收及應付相關企業款項之賬面值與其公允值相若。

(d) 本集團支付主要管理人員之報酬：

	截至六月三十日止六個月 二零零八年 千美元 (未經審核)	截至六月三十日止六個月 二零零七年 千美元 (未經審核)
短期僱員福利	**2,568**	1,573

本集團之主要管理人員有15位董事及4位高級管理人員。

16 結算日後事項

載於附註7之出售事項代價102,800,000美元已於二零零八年八月二十二日收回及全數已用作償還本公司銀行貸款。

13 已發行股本

	股份數目		股本	
	二零零八年六月三十日	二零零七年十二月三十一日	二零零八年六月三十日	二零零七年十二月三十一日
			千美元	*千美元*
	(未經審核)	(經審核)	(未經審核)	(經審核)
法定: 普通股每股0.01美元	**15,000,000,000**	15,000,000,000	**150,000**	150,000
已發行及繳足: 於期/年初及 於期/年末	**2,889,730,786**	2,889,730,786	**28,898**	28,898

14 儲備

	本公司股東應佔										
	股份溢價賬	購股權儲備	資產重估儲備	資本儲備	儲備基金	發展基金	外匯平衡儲備	累計虧損	總額	少數股東權益	總額
	千美元	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*
二零零八年一月一日	73,897	8,470	15,153	28,865	25,024	12,623	(8,081)	(119,721)	36,230	48,074	84,304
外匯調整	–	–	–	–	–	–	7,160	–	7,160	895	8,055
撥自/(入)累計虧損	–	–	–	–	2,014	719	–	(2,733)	–	–	–
重估盈餘	–	–	6,458	–	–	–	–	–	6,458	–	6,458
支付少數股東股息	–	–	–	–	–	–	–	–	–	(4,862)	(4,862)
期內溢利	–	–	–	–	–	–	–	23,327	23,327	(64)	23,263
二零零八年六月三十日	**73,897**	**8,470**	**21,611**	**28,865**	**27,038**	**13,342**	**(921)**	**(99,127)**	**73,175**	**44,043**	**117,218**

11 應收賬項、其他應收賬項及按金

本集團普遍採用最高信貸期為70日。本集團對應收賬項結欠採取嚴格之監控。管理層亦會定時檢查過期之結欠。經考慮上述原因及本集團之應收賬項的大部份客戶為不同顧客，信貸之風險沒有明顯集中於某小部份客戶。應收賬項、其他應收賬項及按金概無利息。本集團應收賬項之賬齡分析(以發票日期為基準)，其他應收賬項及按金如下：

	二零零八年 六月三十日 *千美元* (未經審核)	二零零七年 十二月三十一日 *千美元* (經審核)
少於90日	**10,756**	33,696
91至180日	**51**	650
181至360日	**–**	782
多於360日	**–**	1,529
	10,807	36,657
減值	**–**	(1,633)
	10,807	35,024
其他應收賬項及按金	**15,574**	39,496
	26,381	74,520

12 應付賬項、其他應付賬項及預提費用

本集團應付賬項之賬齡分析(以收貨日期為基準)、其他應付賬項及預提費用如下：

	二零零八年 六月三十日 *千美元* (未經審核)	二零零七年 十二月三十一日 *千美元* (經審核)
少於90日	**12,801**	155,681
91至180日	**566**	7,491
181至360日	**33**	6,207
多於360日	**45**	4,046
	13,445	173,425
其他應付賬項及預提費用	**13,293**	162,298
	26,738	335,723

應付賬項乃不附利息及一般以30-45日為付款期。其他應付賬項及預提費用為不附利息及以一個月為平均付款期。

10 分類為持作出售資產及負債

	二零零八年 六月三十日 *千港元* (未經審核)
物業、廠房及設備	376,740
投資物業	4,591
預付土地租賃費	48,512
共同控制企業權益	(3,765)
聯營公司權益	28,454
可供出售之投資	1,579
商譽	2,928
遞延稅項資產	106
禽畜	65,780
存貨	276,473
應收賬項、其他應收賬項及按金	84,668
應收票據	9,103
可退回稅項	47
應收少數股東款項	2,577
應收相關企業款項	1,401
抵押存款	5,800
現金及現金等額	58,090
分類為持作出售資產合計	963,084
應付賬項、其他應付賬項及預提費用	330,471
應付票據	22,000
應付稅項	3,810
職工獎勵及福利撥備	9,072
應付相關企業款項	61,132
應付少數股東款項	12,122
附利息之銀行貸款及其他貸款	397,674
分類為持作出售負債合計	836,281

9 物業、廠房及設備

	香港之寫字樓樓宇 千美元	中國之寫字樓樓宇 千美元	中國之工業樓宇 千美元	廠房及機器 千美元	傢俱、裝置及設備 千美元	汽車及運輸設施 千美元	在建工程 千美元	總額 千美元
成本或估值：								
二零零八年一月一日	14,464	6,022	336,012	629,475	83,373	26,582	6,552	1,102,480
添置	-	-	377	759	1,271	318	5,309	8,034
出售	-	-	(60)	(995)	(1,109)	(571)	(321)	(3,056)
重估	5,821	-	-	-	-	-	-	5,821
轉入／(出)	-	-	304	982	77	15	(1,378)	-
轉自投資物業	2,237	-	-	-	-	-	-	2,237
分類為持作出售資產	(86)	(1,807)	(336,182)	(588,223)	(82,742)	(25,503)	(9,709)	(1,044,252)
外匯調整	-	257	10,915	19,012	1,599	651	175	32,609
二零零八年六月三十日	22,436	4,472	11,366	61,010	2,469	1,492	628	103,873
累計折舊及耗損：								
二零零八年一月一日	-	-	160,720	438,039	53,715	19,839	-	672,313
期內折舊撥備	-	97	3,966	8,419	1,033	558	-	14,073
出售	-	-	(18)	(752)	(570)	(520)	-	(1,860)
分類為持作出售資產	-	(77)	(164,259)	(430,578)	(53,354)	(19,244)	-	(667,512)
外匯調整	-	-	4,268	16,593	1,123	472	-	22,456
二零零八年六月三十日	-	20	4,677	31,721	1,947	1,105	-	39,470
賬面淨額：								
二零零八年六月三十日	22,436	4,452	6,689	29,289	522	387	628	64,403
二零零七年十二月三十一日	14,464	6,022	175,292	191,436	29,658	6,743	6,552	430,167

8 本公司股東應佔之每股溢利／(虧損)

截至二零零八年六月三十日止六個月，本公司普通股股東應佔每股基本及攤薄盈利／(虧損)根據以下數據計算：

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零八年 *千美元* (未經審核)	二零零七年 *千美元* (未經審核)	二零零七年 *千美元* (未經審核)
來自持續經營業務之溢利／(虧損)			
本公司股東應佔溢利／(虧損)	**7,613**	(6,487)	(9,662)
來自終止經營業務之溢利／(虧損)			
本公司股東應佔溢利／(虧損)	**15,714**	(4,855)	12,580
股份數目			
就計算每股基本溢利／(虧損)而言之普通股加權平均數	**2,889,730,786**	2,889,730,786	2,889,730,786
本公司購股權計劃項下可發行普通股之潛在攤薄影響	**34,827,730**	–	–
就計算每股攤薄溢利／(虧損)而言之普通股加權平均數	**2,924,558,516**	2,889,730,786	2,889,730,786

7 終止經營業務(續)

(ii) 終止經營業務之現金流量淨額概列如下：

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零八年	二零零七年	二零零七年
	千美元	*千美元*	*千美元*
	(未經審核)	(未經審核)	(未經審核)
營運業務之現金流入淨額	**33,417**	47,820	46,439
投資業務之現金(流出)／流入淨額	**(1,822)**	13,392	4,670
融資業務之現金流出淨額	**(45,863)**	(55,418)	(28,181)
現金及現金等額之(減少)／增加淨額	**(14,268)**	5,794	22,928
兌換率變更之淨影響	**(2,029)**	1,558	(474)
本期初之現金及現金等額	**74,387**	51,933	51,933
期末之現金及現金等額	**58,090**	59,285	74,387

7 終止經營業務(續)

(i) 於期內來自終止經營業務之溢利／(虧損)分析如下:

	截至六月三十日止六個月 二零零八年 千美元 (未經審核)	截至六月三十日止六個月 二零零七年 千美元 (未經審核)	截至十二月三十一日止年度 二零零七年 千美元 (未經審核)
收入	**556,490**	926,420	2,217,854
銷售成本	**(487,673)**	(839,039)	(1,984,336)
毛利	**68,817**	87,381	233,518
銷售及分銷成本	**(20,855)**	(35,167)	(79,816)
行政及管理費用	**(23,120)**	(49,023)	(85,308)
其他收益	**225**	7,238	22,860
其他虧損	**–**	–	(39,602)
財務成本	**(10,754)**	(12,743)	(28,797)
應佔溢利及虧損:			
共同控制企業	**1,840**	(4,466)	(4,515)
聯營公司	**1,140**	983	3,397
除税前溢利／(虧損)	**17,293**	(5,797)	21,737
税項	**(1,724)**	(2,146)	(8,726)
期內溢利／(虧損)	**15,569**	(7,943)	13,011
可供分配予:			
本公司股東	**15,714**	(4,855)	12,580
少數股東權益	**(145)**	(3,088)	431
	15,569	(7,943)	13,011

6 稅項

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零八年	二零零七年	二零零七年
	千美元	*千美元*	*千美元*
	(未經審核)	(未經審核)	(經審核)
本集團：			
持續經營業務			
中國大陸地區－本期間支出	**122**	623	934
中國大陸地區－遞延稅項	**–**	–	–
本期間稅項總支出	**122**	623	934
終止經營業務			
中國大陸地區－本期間總支出	**1,724**	2,146	6,821
中國大陸地區－遞延稅項	**–**	–	1,905
本期間稅項總支出	**1,724**	2,146	8,726

因本期間內本集團未有在香港賺取應課稅收入，所以未作香港稅項撥備(二零零七年：無)。

7 終止經營業務

於二零零八年四月十八日，根據與CP China Investment Limited(「買方」)，一家由本公司之控權股東持有51.31%權益之Charoen Pokphand Group Company Limited直接全資擁有之公司訂立之協議，本公司有條件地同意向買方以代價102,800,000美元出售或促使出售正大農牧、正大(中國)投資有限公司、C.T. Progressive (Investment) Ltd.及統傑投資有限公司(統稱「相關公司」)之100%權益以及本公司向正大農牧之墊款約119,656,000美元(「出售事項」)。相關公司主要從事物業及投資控股及持有一百一十家附屬公司、十八家共同控制企業及一家聯營公司之權益，該等公司乃於中國從事農牧業務。出售事項已於二零零八年八月二十二日完成。

3 其他收益

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零八年 *千美元* (未經審核)	二零零七年 *千美元* (未經審核) (經重列)	二零零七年 *千美元* (經審核) (經重列)
投資物業公允值變動	–	–	559
技術服務費收入	10,450	–	–
銀行及其他利息收益	52	146	262
	10,502	146	821

4 其他虧損

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零八年 *千美元* (未經審核)	二零零七年 *千美元* (未經審核) (經重列)	二零零七年 *千美元* (經審核) (經重列)
投資物業公允值變動	637	–	–
	637	–	–

5 除稅前溢利／(虧損)

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零八年 *千美元* (未經審核)	二零零七年 *千美元* (未經審核)	二零零七年 *千美元* (經審核)
本集團除稅前溢利／(虧損)經扣除／(計入)下列各項：			
持續經營業務			
外幣兌換溢利淨額	(227)	(18)	(12)
折舊	2,553	1,951	4,464
預付土地租賃費之攤銷	21	19	39
職工薪酬	5,584	4,901	14,617
出售物業、廠房及設備之溢利淨額	(40)	(34)	(23)
終止經營業務			
外幣兌換溢利淨額	(1,484)	(4,001)	(9,311)
折舊	11,520	22,278	49,315
預付土地租賃費之攤銷	592	644	2,330
職工薪酬	35,784	62,392	119,718
出售物業、廠房及設備之(溢利)／虧損淨額	27	146	(3,785)

2. 收入(續)

(b) *地區分部*

以下報表為本集團各地區分部截至二零零八及二零零七年六月三十日止六個月之收入、支出及溢利／(虧損)資料。

	持續經營業務			終止經營業務			
	香港 *千美元*	中國大陸地區 *千美元*	小計 *千美元*	香港 *千美元*	中國大陸地區 *千美元*	小計 *千美元*	總額 *千美元*
截至二零零八年六月三十日止六個月(未經審核)							
分部收入：							
總銷售	256	36,655	36,911	-	616,448	616,448	653,359
分部間之銷售	(126)	(1,104)	(1,230)	-	(59,958)	(59,958)	(61,188)
銷售予外來顧客	130	35,551	35,681	-	556,490	556,490	592,171
分部業績	(3,638)	(885)	(4,523)	47	24,795	24,842	20,319
其他收益	10,450	-	10,450	-	-	-	10,450
其他虧損	(637)	-	(637)	-	-	-	(637)
利息收入			52			225	277
財務成本			(4,584)			(10,754)	(15,338)
應佔共同控制企業溢利及虧損	-	7,058	7,058	-	1,840	1,840	8,898
應佔聯營公司溢利及虧損	-	-	-	-	1,140	1,140	1,140
除稅前溢利			7,816			17,293	25,109
稅項			(122)			(1,724)	(1,846)
期內溢利			7,694			15,569	23,263

	持續經營業務			終止經營業務			
	香港 *千美元*	中國大陸地區 *千美元*	小計 *千美元*	香港 *千美元*	中國大陸地區 *千美元*	小計 *千美元*	總額 *千美元*
截至二零零七年六月三十日止六個月(未經審核)							
分部收入：							
總銷售	256	31,559	31,815	-	1,022,965	1,022,965	1,054,780
分部間之銷售	(251)	(38)	(289)	-	(96,545)	(96,545)	(96,834)
銷售予外來顧客	5	31,521	31,526	-	926,420	926,420	957,946
分部業績	(3,035)	3,251	216	(89)	3,280	3,191	3,407
其他收益	-	-	-	-	5,005	5,005	5,005
其他虧損	-	-	-	-	-	-	-
利息收入			146			2,233	2,379
財務成本			(5,653)			(12,743)	(18,396)
應佔共同控制企業溢利及虧損	-	3,489	3,489	-	(4,466)	(4,466)	(977)
應佔聯營公司溢利及虧損	-	-	-	-	983	983	983
除稅前虧損			(1,802)			(5,797)	(7,599)
稅項			(623)			(2,146)	(2,769)
期內虧損			(2,425)			(7,943)	(10,368)

2. **收入(續)**

(a) *業務分部(續)*

	持續經營業務				終止經營業務			
	生產及銷售金霉素產品	產銷摩托車及汽車零部件*	投資及物業控股	小計	飼料廠及禽畜業務及農產品貿易	投資及物業控股	小計	總額
	千美元	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*
截至二零零七年六月三十日止六個月(未經審核)								
分部收入:								
總銷售	31,559	–	256	31,815	1,022,965	–	1,022,965	1,054,780
分部間之銷售	(38)	–	(251)	(289)	(96,545)	–	(96,545)	(96,834)
銷售予外來顧客	31,521	–	5	31,526	926,420	–	926,420	957,946
分部業績	5,003	(1,752)	(3,035)	216	3,280	(89)	3,191	3,407
其他收益	–	–	–	–	5,005	–	5,005	5,005
其他虧損	–	–	–	–	–	–	–	–
利息收入				146			2,233	2,379
財務成本				(5,653)			(12,743)	(18,396)
應佔共同控制企業溢利及虧損	–	3,489	–	3,489	(4,466)	–	(4,466)	(977)
應佔聯營公司溢利及虧損	–	–	–	–	983	–	983	983
除稅前虧損				(1,802)			(5,797)	(7,599)
稅項				(623)			(2,146)	(2,769)
期內虧損				(2,425)			(7,943)	(10,368)

* *此業務乃透過本集團之共同控制企業運作。*

2. 收入(續)

(a) 業務分部

以下報表為本集團各業務分部截至二零零八及二零零七年六月三十日止六個月之收入、支出及溢利／(虧損)資料。

	持續經營業務				終止經營業務			
	生產及銷售金霉素產品	產銷摩托車及汽車零部件*	投資及物業控股	小計	飼料廠及禽畜業務及農產品貿易	投資及物業控股	小計	總額
	千美元	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*
截至二零零八年六月三十日止六個月(未經審核)								
分部收入：								
總銷售	36,655	-	256	36,911	616,448	-	616,448	653,359
分部間之銷售	(1,104)	-	(126)	(1,230)	(59,958)	-	(59,958)	(61,188)
銷售予外來顧客	35,551	-	130	35,681	556,490	-	556,490	592,171
分部業績	1,106	(1,992)	(3,637)	(4,523)	24,795	47	24,842	20,319
其他收益	-	-	10,450	10,450	-	-	-	10,450
其他虧損	-	-	(637)	(637)	-	-	-	(637)
利息收入				52			225	277
財務成本				(4,584)			(10,754)	(15,338)
應佔共同控制企業溢利及虧損	-	7,058	-	7,058	1,840	-	1,840	8,898
應佔聯營公司溢利及虧損	-	-	-	-	1,140	-	1,140	1,140
除稅前溢利				7,816			17,293	25,109
稅項				(122)			(1,724)	(1,846)
期內溢利				7,694			15,569	23,263

* *此業務乃透過本集團之共同控制企業運作。*

2. **收入**

收入，即本集團之營業額，乃指租金收益及扣除退貨及貿易折扣後之銷售發票淨值，惟不包括集團內部交易。

分部資料

本集團之業務可分為以下主要業務分部：

持續經營業務

- 生化分部代表生產及銷售金霉素產品；
- 產銷摩托車分部代表透過共同控制企業產銷摩托車及汽車零部件；及
- 投資及物業控股分部代表租賃本集團擁有之寫字樓及作為集團公司之控股公司。

終止經營業務

- 飼料廠及禽畜分部代表經營飼料廠及禽畜業務及農產品貿易。
- 投資及物業控股分部代表租賃本集團擁有之寫字樓及作為集團公司之控股公司。

於二零零八年四月十八日，本公司簽定一份協議，出售若干公司之全部權益，其主要從事物業及投資控股及持有若干經營飼料廠及禽畜業務、農產品貿易及投資及物業控股業務之附屬公司、共同控制企業及聯營公司之權益。終止經營飼料廠及禽畜業務、農產品貿易及投資及物業控股業務之進一步詳情載於附註7。

簡明綜合財務報告附註

1. 編製基準及主要會計準則

本簡明綜合中期財務報告乃未經審核及按國際會計準則委員會頒佈的國際會計準則第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則(「上市規則」)附錄16之有關規定而編製。

本未經審核簡明綜合中期財務報告應與截至二零零七年十二月三十一日止年度之年度財務報告一併閱讀。

所採用之會計政策與截至二零零七年十二月三十一日止年度之年度財務報告所採用的會計政策一致。誠如截至二零零七年十二月三十一日止年度之年度財務報告所述，下列新訂準則、準則的修訂和詮釋自二零零八年一月一日或以後開始的財政年度強制執行：

國際財務報告詮釋委員會－詮釋第11號	國際財務報告準則第2號－集團及庫存股份交易；自二零零七年三月一日或以後開始之年度期間生效
國際財務報告詮釋委員會－詮釋第12號	服務經營權安排；自二零零八年一月一日或以後開始之年度期間生效
國際財務報告詮釋委員會－詮釋第14號	國際會計準則第19號－界定利益資產之限制、最低資金需要及其相互關係；自二零零八年一月一日或以後開始之年度期間生效

管理層已評估上述新增準則、準則的修訂和詮釋之影響，採納此等新增準則、準則的修訂和詮釋不會對本集團之財務報告構成重大影響，亦不會對本集團之會計政策造成重大變動。

下列已頒佈但在二零零八年仍未生效的新訂準則、準則的修訂和詮釋並無提早採用：

國際財務報告準則第2號修訂	以股份為基礎支付之歸屬條件及註銷；自二零零九年一月一日或以後開始之年度期間生效
國際財務報告準則第3號(經修訂)	業務合併；自二零零九年七月一日或以後開始之年度期間生效
國際財務報告準則第8號	業務分部；自二零零九年一月一日或以後開始之年度期間生效
國際會計準則第1號(經修訂)	財務報表之呈列；自二零零九年一月一日或以後開始之年度期間生效
國際會計準則第23號(經修訂)	借貸成本；自二零零九年一月一日或以後開始之年度期間生效
國際會計準則第27號修訂	綜合及獨立財務報表；自二零零九年七月一日或以後開始之年度期間生效
國際會計準則第32號及國際會計準則第1號修訂	可認沽金融工具及清盤時所產生責任；自二零零九年一月一日或以後開始之年度期間生效
國際財務報告詮釋委員會－詮釋第13號	客戶忠誠計劃；自二零零八年七月一日或以後開始之年度期間生效

本集團現正對以上之準則、詮釋及修訂之影響作出評估。截至現時為止，本集團認為採納該等新頒佈之準則、準則的修訂和詮釋將不會對本集團的經營業績及財務狀況構成重大影響。

簡明綜合現金流量表

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零八年	二零零七年	二零零七年
	千美元	*千美元*	*千美元*
	(未經審核)	(未經審核)	(經審核)
除稅前營運業務之現金流入淨額	**45,292**	65,421	104,900
已付利息	**(15,338)**	(18,396)	(40,137)
已付稅項	**(929)**	(1,659)	(7,661)
營運業務之現金流入淨額	**29,025**	45,366	57,102
投資業務之現金(流出)/流入淨額	**(63,929)**	11,539	126
未計融資業務之現金流入淨額	**(34,904)**	56,905	57,228
融資業務之現金流出淨額	**(45,393)**	(49,005)	(31,796)
現金及現金等額之(減少)/增加	**(80,297)**	7,900	25,432
兌換率變動淨影響	**163**	1,870	2,313
期初之現金及現金等額	**82,852**	55,107	55,107
期末之現金及現金等額	**2,718**	64,877	82,852

簡明綜合資產負債表（續）

	附註	二零零八年 六月三十日 千美元 （未經審核）	二零零七年 十二月三十一日 千美元 （經審核）
流動負債			
分類為持作出售負債	*10*	**836,281**	–
應付賬項、其他應付賬項及預提費用	*12*	**26,738**	335,723
應付票據		–	23,032
應付稅項		**2,430**	5,323
職工獎勵及福利撥備		**316**	8,892
應付相關企業款項		–	10,898
應付少數股東款項		**575**	6,834
附利息之銀行及其他貸款		**35,914**	432,077
流動負債合計		**902,254**	822,779
流動資產／（負債）淨額		**102,652**	(355,829)
總資產減流動負債		**236,766**	238,779
非流動負債			
附利息之銀行及其他貸款		**(90,650)**	(125,577)
資產淨值		**146,116**	113,202
權益			
本公司股東應佔權益			
已發行股本	*13*	**28,898**	28,898
股份溢價賬	*14*	**73,897**	73,897
儲備	*14*	**(722)**	(37,667)
		102,073	65,128
少數股東權益	*14*	**44,043**	48,074
權益總額		**146,116**	113,202

簡明綜合資產負債表

	附註	二零零八年 六月三十日 千美元 (未經審核)	二零零七年 十二月三十一日 千美元 (經審核)
非流動資產			
物業、廠房及設備	9	**64,403**	430,167
投資物業		**–**	6,711
預付土地租賃費		**1,635**	50,558
非當期禽畜		**–**	23,092
共同控制企業權益		**68,076**	52,166
聯營公司權益		**–**	27,642
可供出售之投資		**–**	1,238
商譽		**–**	2,928
遞延税項資產		**–**	106
非流動資產合計		**134,114**	594,608
流動資產			
分類為持作出售資產	10	**963,084**	–
當期禽畜		**–**	34,334
存貨		**11,757**	248,601
應收賬項、其他應收賬項及按金	11	**26,381**	74,520
應收票據		**–**	9,705
可退回税項		**–**	47
應收少數股東款項		**833**	2,653
應收相關企業款項		**133**	10,038
抵押存款		**–**	4,200
現金及現金等額		**2,718**	82,852
流動資產合計		**1,004,906**	466,950

簡明綜合權益變動表

	附註	截至六月三十日止六個月 二零零八年 千美元 (未經審核)	截至六月三十日止六個月 二零零七年 千美元 (未經審核)	截至十二月三十一日止年度 二零零七年 千美元 (經審核)
重估盈餘		**6,458**	–	4,513
可供出售金融資產之公允值變動		**–**	–	75
換算以外幣為單位之財務報告之兌換差額及外匯調整	*14*	**8,055**	2,354	5,571
未計入損益賬之溢利淨額		**14,513**	2,354	10,159
少數股東出資增加		–	–	3,678
註銷一家附屬公司之回撥儲備	*14*	**–**	(30)	–
收購一家附屬公司之額外權益	*14*	–	(234)	–
分配給少數股東之股息	*14*	**(4,862)**	(5,059)	(6,302)
期間內／年度內溢利／(虧損)淨額	*14*	**23,263**	(10,368)	4,157
權益變動總額		**32,914**	(13,337)	11,692

未經審核綜合業績

本公司董事（「董事」）會（「董事會」）謹宣佈本集團截至二零零八年六月三十日止六個月之未經審核綜合業績，連同二零零七年同期及（作參閱性質）截至二零零七年十二月三十一日止年度之經審核業績之比較列載如下：

簡明綜合損益賬

	附註	截至六月三十日止六個月 二零零八年 千美元 （未經審核）	截至六月三十日止六個月 二零零七年 千美元 （未經審核） （經重列）	截至十二月三十一日止年度 二零零七年 千美元 （經審核） （經重列）
持續經營業務				
收入	2	**35,681**	31,526	66,918
銷售成本		**(30,992)**	(22,946)	(51,619)
毛利		**4,689**	8,580	15,299
銷售及分銷成本		**(1,790)**	(1,433)	(3,149)
行政及管理費用		**(7,422)**	(6,931)	(17,543)
其他收益	3	**10,502**	146	821
其他虧損	4	**(637)**	–	–
財務成本		**(4,584)**	(5,653)	(11,340)
應佔共同控制企業之溢利及虧損		**7,058**	3,489	7,992
除稅前溢利／（虧損）	5	**7,816**	(1,802)	(7,920)
稅項	6	**(122)**	(623)	(934)
於期內來自持續經營業務之溢利／（虧損）		**7,694**	(2,425)	(8,854)
終止經營業務	7			
於期內來自終止經營業務之溢利／（虧損）		**15,569**	(7,943)	13,011
期內溢利／（虧損）		**23,263**	(10,368)	4,157
可供分配予：				
本公司股東		**23,327**	(11,342)	2,918
少數股東權益		**(64)**	974	1,239
		23,263	(10,368)	4,157
本公司股東應佔之每股溢利／（虧損）：	8	***美仙***	*美仙*	*美仙*
來自持續經營業務				
基本		**0.263**	(0.224)	(0.334)
攤薄後		**0.260**	不適用	不適用
來自終止經營業務				
基本		**0.544**	(0.168)	0.435
攤薄後		**0.537**	不適用	不適用

附屬公司之重大出售

於二零零八年四月十八日，本公司與本公司之關連人士CP China Investment Limited（「買方」）就有關出售正大（中國）農牧有限公司（「正大農牧」）、正大（中國）投資有限公司、統傑投資有限公司及C.T. Progressive (Investment) Ltd.（統稱「相關公司」）之全部權益及轉讓本公司向正大農牧墊付之總金額119,656,000美元予買方（「出售事項」）簽訂出售協議，代價為102,800,000美元。相關公司及其附屬公司、共同控制企業及聯營公司主要從事農牧業務。出售事項已獲本公司之獨立股東於二零零八年六月十九日之股東特別大會上通過及出售協議亦於二零零八年八月二十二日完成。有關出售事項之詳細資料已載列於本公司於二零零八年五月二十七日刊發之通函內。

僱員及酬金政策

於二零零八年六月三十日，本集團於中國及香港共聘用約6,900名僱員（包括共同控制企業的5,800名僱員）。本集團根據僱員的表現、經驗及當時的市場薪酬，釐訂其薪津，並酌情授予花紅。其他僱員福利包括保險及醫療、資助培訓，以及購股權計劃。

資金流動性及財政資源
於二零零八年六月三十日，本集團之總資產為1,139,000,000美元，較二零零七年十二月三十一日之1,061,600,000美元，增加7.3%。

總負債及資本負債比率(資本負債比率計算方法為貸款總額除以權益總額)分別為126,600,000美元及86.6%，相對二零零七年十二月三十一日為557,700,000美元及492.6%。由於出售農牧附屬公司，負債狀況得到重大改善。

本集團之大部份貸款為美元及人民幣，年利率為2.7%至9.8%不等。

本集團未有參與任何利息及匯率對沖活動。

於中國之所有銷售均以人民幣交易，而出口之銷售以外幣交易。本集團於購買進口原材料及零部件均需支付外幣，並持有足夠外幣以應付其營運所需。董事認為於本期間人民幣升值對本集團之業務並無重大影響。

資本結構
本集團透過營運資金、短期及長期銀行貸款解決其流動資金需求。於二零零八年六月三十日，本集團持有現金及現金等額2,700,000美元(二零零七年十二月三十一日：82,900,000美元)，減少80,200,000美元，當中包括農牧附屬公司之現金及現金等額約74,400,000美元。

集團資產抵押
於二零零八年六月三十日，本集團總貸款為126,600,000美元(二零零七年十二月三十一日：557,700,000美元)，其中6,800,000美元(二零零七年十二月三十一日：188,300,000美元)貸款需提供資產抵押，佔總額之5.4%(二零零七年十二月三十一日：33.8%)。本集團若干物業、廠房及設備、預付土地租賃費及定期存款之整體價值為16,600,000美元(二零零七年十二月三十一日：245,000,000美元)，已用作短期及長期銀行貸款之抵押。

或然負債
於二零零八年六月三十日，本集團提供擔保金額為19,000,000美元(二零零七年十二月三十一日：27,800,000美元)。

化油器及汽車零部件

湛江德利化油器有限公司(「湛江德利」)的化油器產品主要為摩托車化油器，上半年售出3,630,000只，較上年同期增長6.0%，佔所有種類化油器銷售的97.6%。摩托車生產重地廣東和重慶為湛江德利的主要銷售地區，合共佔其銷量約78.7%。期內，有賴成本控制得宜，化油器產品的毛利率由上年同期7.5%上升至14.2%。


營業額分佈
其他；
1.2%
汽車零部件；
34.7%
其他化油器；
2.3%
摩托車化油器；
61.8%

根據中國汽車工業協會的統計，上半年中國生產汽車5,199,600輛，增長16.7%。國內對汽車有穩健的需求，湛江德利的汽車零部件業務於期內亦錄得可觀增長，銷售汽車零部件1,100噸，較上年同期增長67.9%。二零零八年上半年，湛江德利汽車零部件產品的毛利率維持高水平，達34.4%，對比上年同期的33.1%。

展望

金霉素業務方面，本集團將繼續緊貼國內及海外市場的動向，提高營運彈性，以應對市場對金霉素產品的需求轉變，以及人民幣匯率的變化。

工業業務方面，本集團將繼續增加「大陽」摩托車於國內的銷售網點，增取更多的出口市場，同時開發更多新產品，以完善現有產品線及提升產品質量。本集團亦會繼續與卡特彼勒保持緊密的合作，爭取更多新項目，其中包括四川地震後的重建項目。隨著中國摩托車及汽車行業的增長，本集團亦會加大汽車零部件的生產。

卡特彼勒機械代理

易初明通投資有限公司(「易初明通」)於中國西部地區為卡特彼勒提供建築及採礦機械設備的銷售、租賃及維修等代理服務。雖然四川於五月中旬發生大地震，但回顧期內易初明通的業務仍錄得顯著增長，售出機械設備共851台，對比上年同期501台增長69.9%。易初明通的整體銷售錄得強勁增長，其中主要銷售省份雲南、四川及寧夏的銷售收入更分別按年上升67.3%、47.6%和69.9%。

機械設備銷量


台
800
600
400
200
0
挖掘機
山工裝載機
其他
435
19
47
651
140
60
二零零七年上半年
二零零八年上半年

挖掘機為易初明通的主要銷售產品。據中國工程機械工業協會挖掘機分會的統計，上半年國內挖掘機市場增長強勁，售出約52,000台挖掘機，按年上升24.5%。易初明通的挖掘機銷售增長更見凌厲，按年增長49.7%至651台。另外，易初明通開始為國內著名裝載機生產商－山東山工機械有限公司(二零零八年二月起由卡特彼勒全資擁有)分銷裝載機，期內售出140台，對比上年同期19台大升6.4倍。

隨著市場對優質機械設備的需求增加，易初明通在卡特彼勒全力支持下，將引進更多不同種類的工程機械，以滿足市場需求。此外，易初明通於回顧期內奪得重慶的船用發動機業務合約，帶動旗下發動機銷售量由上年的68台增加至88台。

各車型銷量分佈


直樑車
7.6%
踏板車
16.8%

北方易初亦生產供二輪摩托車及三輪摩托車使用的發動機，主要於國內銷售。今年上半年，北方易初發動機的總銷量為96,700台，較上年同期顯著增加了74.2%。

二零零八年，北方易初不但保持其彎樑車生產的市場地位，而且致力優化踏板車和直樑車的產品線，以把握市場變化帶來的機遇。回顧期內，北方易初推出一款110cc直樑車－DY110-26，進一步豐富了「大陽」直樑車的種類；此外，應對目前國內電動車技術的不足，北方易初亦成功推出一款48cc輕便踏板車－DY48QT-3，填補了市場的需求空缺。為提升摩托車的年產能，北方易初亦開始動工擴建廠房，預期擴建工程於二零零九年完成。

摩托車

洛陽北方易初摩托車有限公司(「北方易初」)為本集團的摩托車生產旗艦，產銷「大陽」牌摩托車，產品種類包括彎樑車、踏板車和直樑車，當中以彎樑車著稱；產品排量覆蓋48立方厘米(「cc」)至200cc。「大陽」摩托車為國內馳名品牌，深得用家支持。根據中國汽車工業協會的統計，截至二零零八年七月份，「大陽」摩托車於國內銷量排名第六(當中計入了專利權生產商所生產的「大陽」摩托車)；而據二零零八年度中國500最具價值品牌報告，「大陽」的品牌價值位居於500強之內。

據中國汽車工業協會的統計，二零零八年上半年中國摩托車總銷量按年上升13.3%；中國摩托車出口量亦按年上升32.1%。期內，北方易初的摩托車及發動機的銷量，亦分別錄得可觀的增長。

北方易初於回顧期內共售出摩托車297,100輛，比上年同期增加20.3%；彎樑車、踏板車及直樑車所佔的比例分別為75.6%、16.8%及7.6%，三者的銷量均見上升。期內，北方易初於國內的摩托車銷量約245,500輛，按年上升18.1%。由於其積極拓展海外市場，除了提升於東南亞及希臘等現有市場的銷售外，亦加強開發非洲及巴西等具優厚潛力的新興市場，因此其海外摩托車銷量按年上升31.7%，達51,600輛，增長可人。

摩托車銷量


千輛
國內
出口
300
250
200
150
100
50
0
207.9
39.2
245.5
51.6
二零零七年上半年
二零零八年上半年

金霉素(續)
上半年，市場對金霉素的需求相對穩定，不過行業的匯兌風險卻見增加。自二零零五年七月中國實施人民幣匯率改革以來，人民幣兌美元的累計升幅約20%，今年上半年的累計升幅亦達6%。因此本集團更靈活地調配其資源，加強國內的銷售力度，回顧期內，本集團金霉素產品於國內的銷量為7,600噸，較上年同期增加3,000噸，佔本集團金霉素銷量35.9%。出口方面，由於個別國家限制使用飼料級金霉素，因此期內金霉素總出口量減少3.6%至13,600噸。

本集團的金霉素產品包括飼料級金霉素，及純度較高的鹽酸金霉素。回顧期內，飼料級金霉素銷量為20,800噸，上升2,600噸或14.4%；至於鹽酸金霉素銷量則減少6.9%至400噸，理由是本集團調高出口售價以抵銷人民幣升值的影響。

由於今年初中國廣泛地區發生雪災，本集團廠房的電力供應一度中斷，影響廠房的生產；同時原材料價格急速上漲，亦令生產成本上升。因此，上半年，本集團金霉素業務的毛利額較上年同期減少45.3%至4,700,000美元。

回顧期內，本集團位於浦沅，生產鹽酸金霉素的新廠房，獲得由歐洲藥典委員會頒發的適用性證書(COS)，以及通過了歐洲GMP。

工業業務
本集團通過共同控制企業組成的工業業務經營摩托車產銷、卡特彼勒機械代理，以及化油器及汽車零部件產銷。截至二零零八年六月三十日止六個月，工業業務為本集團帶來利潤5,100,000美元，對比上年同期增加191.7%。

管理層討論及分析

業務回顧

回顧期內，卜蜂國際有限公司(「本公司」)及其附屬公司(「本集團」)進行了重組，優化架構，本集團宣佈擬以總代價102,800,000美元(約801,840,000港元)出售飼料、畜牧及食品一條龍等農牧業務權益，保留金霉素及工業業務。該項出售交易已於二零零八年六月十九日獲得本公司之獨立股東批准，並已實現交易的所有條件。此項交易於二零零八年八月二十二日宣佈正式完成。

截至二零零八年六月三十日止六個月，本集團錄得股東應佔溢利23,300,000美元(二零零七年：股東應佔虧損11,300,000美元)。其中持續經營業務的營業額較去年同期增長13.2%，至35,700,000美元；持續經營業務錄得溢利7,700,000美元，扭虧為盈(二零零七年：虧損2,400,000美元)；持續經營業務的每股基本盈利為0.263美仙，對比上年同期每股基本虧損0.224美仙。

上半年國內營商環境分別遭受天災和經濟問題困擾，一方面，國內先後發生雪災和地震；另一方面，人民幣升值速度加快及原材料價格屢創新高，亦增加各行業的匯兑風險及生產成本。面對各種挑戰，本集團因時制宜，適當調整營運策略。本集團期內各項持續經營業務的表現如下：

金霉素

本集團目前為中國第一大金霉素生產商，截至二零零八年六月三十日止六個月，金霉素業務穩步增長，營業額錄得35,700,000美元，較去年同期上升13.2%，其中約75.6%來自飼料級金霉素，鹽酸金霉素則佔24.4%。

金霉素營業額分佈


鹽酸金霉素
(出口)；
23.0%
鹽酸金霉素
(國內)；
1.4%
飼料級金霉素
(國內)；
27.8%
飼料級金霉素
(出口)；
47.8%

目錄



中期報告2008

卜蜂國際有限公司